LEASE AGREEMENT

Between

ALTA SORRENTO OFFICE CENTER, LLC,

as Landlord

and

5BARZ INTERNATIONAL INC.

as Tenant

Premises:

9444 Waples Street, Suite 140

San Diego, CA

Dated as of July 24, 2013

TABLE OF CONTENTS

	Page
Section 1. Basic Lease Provisions	1
1.1. Key Terms	1
1.2. Definitions	2
1.3. Premises	4
1.4. Term	4
1.5. Use; Compliance: Operation	4
Section 2. Rent	5
2.1. Base Rent	5
2.2. Tenant's Contribution	5
2.3. Adjustments	6
2.4. Sales and Use Tax	6
2.5. In General	7
2.6. Late Payments	7
Section 3. Condition of Premises; Alterations	7
3.1. Condition of Premises	7
3.2. Alterations or Improvements	7
3.3. Ownership and Removal by Tenant	9
3.4. Liens	9
3.5. Survival	9
Section 4. Insurance	9
4.1. Tenant's Insurance	9
4.2. Form of Policy	10
4.3. Failure to Carry	10
4.4. Landlord's Insurance	11
4.5. Waiver of Subrogation	11
Section 5. Repairs and Maintenance; Services	11
5.1. Tenant's Maintenance Obligations	11
5.2. Landlord's Maintenance Obligations	11
5.3. Services	12
5.4. Interruption of Services	12
Section 6. Damage to Building and Premises	12
6.1. Restoration	12
6.2. Termination	12
6.3. Insurance Proceeds	12
6.4. California Damage and Destruction Laws	12
6.5. Inability to Complete	13
Section 7. Eminent Domain	13
7.1. Total Taking	13
7.2. Partial Taking	13
7.3. Award	13
7.4. California Condemnation Laws	13
Section 8. Assignment and Subletting	14
8.1. Assignment and Subletting	14
8.2. Tenant to Remain Obligated	14
8.3. Assignee to Assume Obligations	14
8.4. Change of Control	14
8.5. Event of Default	14
8.6. Transfer Premium	14
8.7. Recapture Election	14
8.8. Administrative and Attorneys' Fees	15
Section 9. Signage	15
Section 10. Defaults and Remedies	15
10.1. Events of Default	15
10.2. Landlord's Remedies	16
10.3. Remedies Cumulative	18
10.4. Landlord's Defaults and Tenant's Remedies	18
Section 11. Quiet Enjoyment	18
Section 12. Subordination	18
12.1. Subordination	18
12.2. Subordination of Mortgage Documents	19

12.3. Notice and Right to Cure 19
Section 13. Indemnification and Waiver 19
Section 14. Surrender 19
Section 15. Hazardous Materials 20
15.1. Hazardous Substances 20
15.2. Tenant's Compliance with Governmental Regulations 20
15.3. Inspection; Compliance 21
15.4. Tenant Indemnification 21
15.5. Hazardous Substance Disclosure 21
Section 16. Holding Over 21
Section 17. Landlord's Right to Relocate Tenant 22
Section 18. Notices 22
Section 19. Broker's Representation 22
Section 20. Estoppel Certificates and Financial Statements 22
20.1. Estoppel Certificates 22
20.2. Financial Statements 22
Section 21. Limitation of Liability 22
Section 22. Unrelated Business Income 22
Section 23. ERISA 23
Section 24. Rights Reserved to Landlord 23
Section 25. Security Deposit 23
Section 26. Other Matters 24
26.1. Captions 24
26.2. Partial Invalidity 24
26.3. Entire Agreement; Amendment 24
26.4. Governing Law 24
26.5. Successors and Assigns 24
26.6. Waiver 24
26.7. Litigation and Arbitration Costs 24
26.8. Counterparts 24
26.9. Modifications to Lease 25
26.10. Time of the Essence 25
26.11. No Presumption Against Drafter 25
26.12. Access Controls 25
26.13. WAIVER OF TRIAL BY JURY 25
26.14. Areas Excluded From Demise 25
26.15. Rubbish 25
26.16. Due Authorization 25
26.17. Force Majeure 26
26.18. No Recording 26
26.19. OFAC Compliance 26
26.20. Confidentiality 26

EXHIBITS
Exhibit A   Floor Plan of the Premises
Exhibit B   Rules and Regulations
Exhibit C   Commencement Certificate
Exhibit D   Services
Exhibit E   Construction Exhibit
Exhibit F   Extension Option

LEASE AGREEMENT

THIS LEASE AGREEMENT (this "**Lease**") is made and entered into as of this 24th day of July 2013, by and between ALTA SORRENTO OFFICE CENTER, LLC, a Delaware limited liability company ("**Landlord**"), and 5BARZ INTERNATIONAL INC. a Nevada Corporation ("**Tenant**").

WITNESSETH:

That in consideration of the rents, covenants and conditions herein set forth, Landlord and Tenant covenant, promise and agree as follows:

Section 1. Basic Lease Provisions.

1.1. Key Terms.

For purposes of this Lease, the following key terms shall have the meanings indicated:

(A) "**Address for Notices to Landlord**": Alta Sorrento Office Center, LLC, c/o MIG Real Estate, 660 Newport Center Drive, Suite 1300, Newport Beach, CA 92660, Attn: Director of Asset Management, Telephone Number: (949) 474-5800 with a copy to: Alta Sorrento Office Center, LLC, c/o RiverRock Real Estate Group 9444 Waples Street, Suite 140, San Diego, CA 92121.

(B) "**Address for Payment to Landlord**": Alta Sorrento Office Center, LLC, c/o PM Realty Group, LP, 18201 Von Karman Avenue, Suite 500, Irvine, CA 92612, Attn: Kari Blevins.

(C) "**Address for Notices to Tenant**": 5BARz International Inc. 9444 Waples Street, Suite 140, San Diego, CA 92121.

(D) "**Base Rent**":

Periods	Base Rent Per Rentable Square Foot	Base Rent Per Month
Month 1* – Month 12	$1.85	$8,023.45
Month 13 – Month 24	$1.915	$8,304.27
Month 25 – Month 36	$1.982	$8,594.92
Month 37 – Month 39	$2.051	$8,895.74

Notwithstanding anything to the contrary contained in this Lease, the monthly Base Rent shall be conditionally abated for the second, third and fourth calendar month of the Lease Term in the amount of Twenty-four Thousand Seventy and 35/100 Dollars ($24,070.35) (the "**Abated Base Rent**"). Tenant shall make all other Rent payments as otherwise provided in the Lease. The Abated Base Rent is conditioned upon Tenant's full and timely performance of all of its obligations under the Lease. If at any time during the balance of the Lease Term, Tenant shall be in default under the Lease after the expiration of any applicable notice and cure periods, in addition to all other rights and remedies of Landlord provided by law, equity, statute or otherwise provided in this Lease, Tenant shall promptly pay to Landlord, in addition to all other amounts due to Landlord under the Lease, the unamortized amount of all Base Rent herein abated.

(E) "**Base Year**": 2014 calendar year.

(F) "**Building**": The office building having an address of 9444 Waples Street, San Diego, CA 92121.

(G) "**Commencement Date**": The date Landlord delivers possession of the Premises to Tenant subject to: (1) Landlord relocating a tenant who currently occupies the Premises and (2) Landlord's Work substantially complete, except punch list items which can be completed without material interference with Tenant's use of the Premises pursuant to Permitted Use. Landlord shall exercise its best effort to deliver the Premises to Tenant prior to September 1, 2013.

(H) "**Guarantor**": None.

(I) "**Landlord's Broker**": CBRE

(J)   "Landlord's Work": Landlord's Work, as defined on Exhibit E attached hereto.

(K)   "Lease Term": Commencing on the Commencement Date and ending thirty-nine (39) months later, provided that, if the Commencement Date is a date other than the first day of a calendar month, the Lease Term shall be extended by the number of days remaining in the month in which the Commencement Date occurs and the number of months shall be measured from the first day of the next succeeding calendar month to the last calendar day of the thirty-ninth (39th) month, unless terminated by Tenant under Termination Option provided below. Promptly following request by Landlord, Landlord and Tenant shall execute and deliver a commencement certificate (the "Commencement Certificate") in the form of Exhibit C attached hereto confirming the Commencement Date, the Rent Commencement Date and the Expiration Date. Should Tenant fail to execute and return the Commencement Certificate to Landlord within ten (10) business days, the Landlord's determination of the Commencement and Expiration Dates as set forth in Landlord's draft of the Commencement Certificate shall be conclusive.

(L)   "Parking Allocation": During the Lease Term, Tenant's own employees and invitees shall have the right to use four (4) spaces for every thousand usable square feet leased in accordance with the terms and conditions of this Lease. The Common Areas parking spaces provided to Tenant hereunder are provided solely for use by Tenant's own employees and invitees and such parking rights may not be transferred, assigned, subleased or otherwise alienated by Tenant or any such employees or invitees without Landlord's prior approval (which approval may be withheld by Landlord in its sole and absolute discretion). Tenant may also have the option, subject to the availability of unleased spaces, determined by Landlord from time to time in Landlord's sole and absolute discretion to lease additional unresigned, unreserved parking spaces on mutually acceptable terms as may be agreed upon between Tenant and Landlord or the operator of such parking areas.

(M)   "Permitted Use": General office and electronics lab use only, subject to the terms and provisions of this Lease including, without limitation, Section 1.5 below.

(N)   "Premises": The premises commonly referred to as Suite 140 of the Building, containing approximately 4,337 rentable square feet, as generally depicted on the floor plan attached hereto as Exhibit A.

(O)   "Project": The Building and related Common Areas and other improvements commonly known as Alta Sorrento containing approximately 88,315 rentable square feet.

(P)   "Rent Commencement Date": The Commencement Date.

(Q)   "Security Deposit": $8,587.26.

(R)   "Tenant's Broker": Hughes Marino.

(S)   "Tenant's Signs": Landlord shall, at Landlord's sole cost and expense, add Tenant's name to (i) one (1) standard suite identification sign near the entrance of the Premises and (ii) one (1) standard listing on the Building's tenant directory, if any. In addition, Tenant shall be granted one (1) non-exclusive location on the Project's monument sign. All costs associated with the review and installation shall be Tenant's. Any changes to Tenant's Signs shall be subject to Landlord approval in its sole and absolute discretion, and shall be at the sole cost and expense of Tenant.

(T)   "Tenant's Work": Any work Tenant, at its sole cost and expense, and shall be subject to Section 3.2 below.

1.2.   Definitions.

For purposes of this Lease, the following terms shall have the meanings indicated:

(A)   "Common Areas". The parking areas; driveways, roadways and truckways; pedestrian sidewalks; courtyards, loading docks, delivery areas and service areas; landscaped areas, detention basins and related control structures and facilities; public bathrooms and comfort stations; public stairways, elevators, escalators and corridors; public lobbies, storage areas and all other areas or improvements that may be provided by Landlord from time to time for the convenience and use in common by Landlord and the tenants of the Project.

(B)   "Excess Expenses". The amount by which the Expenses exceed the Expense Base.

(C)   "Excess Taxes". The amount by which the Taxes exceed the Tax Base.

(D)   "Expenses". All costs and expenses paid or incurred by or on behalf of Landlord for operating, maintaining, repairing, upgrading, replacing, and managing the Project, including, without limitation, the costs relating to lighting; trash removal; painting; cleaning; landscaping, sprinklers and grounds maintenance; window cleaning; Landlord's obligations set forth in Section 5.2 and Section 5.3 hereof (including, but not limited to, the Common Areas, structural elements of the Building, roofs, roof membranes, exterior walls, foundations, elevator lifts, and electrical, heating, ventilation and air conditioning, utility lines and other building systems and equipment); maintenance and repair of all personal property of Landlord used or useful in connection with the Project; loading docks and truck docks; fuel, gas, water, sewer, steam, electricity and other utility charges (other than utilities metered directly to and paid by other tenants or Tenant to Landlord or such utility provider); maintenance of the parking areas (including, but not limited to, restriping and resurfacing); any insurance maintained by Landlord and the deductibles and self-insured retentions associated therewith; any capital improvements; recycling; security or traffic control forces or equipment (not to be construed to require Landlord to provide such services or equipment); uniforms; supplies; holiday decorations; sales and use taxes on purchased goods; service providers and contractors; any "shuttle" bus, car pooling or other transportation service servicing the Project; any amounts allocated to the Project under any master declaration or other covenant, condition, restriction or easement recorded against the Project or portion thereof; labor, payroll taxes, insurance, training and wages, salaries and fringe benefits of persons engaged in the operation, management, maintenance or repair of the Project; a management fee not in excess of the then market rate; and any other expense or charge which, in accordance with generally accepted accounting or management principles, would be considered as an expense of operating, maintaining upgrading, replacing, managing, or repairing the Project.

Expenses shall not include items included within the meaning of the term Taxes; interest and principal payments on mortgages; brokerage and leasing commissions; cost of improvement allowances provided to other tenants; any cost or expenditure for which Landlord is reimbursed solely by other tenants (other than contributions for Expenses); and any items for which Landlord is reimbursed by insurance or compensated for due to loss or damage, to the extent of such compensation or reimbursement.

(E)   **"Expense Base"**. The Expenses attributable to the Project for the Base Year.

(F)   **"Force Majeure"**. Acts of God, fire, earthquake, flood, explosion, actions of the elements, war, invasion, insurrection, riot, mob violence, sabotage, inability to procure or general shortage of labor, equipment, facility, materials or supplies in the open market, failure of transportation, strikes, lock outs, actions of labor unions, condemnation, requisition, laws, governmental action or inaction, orders of government or civil or military or naval authorities or any cause, whether similar or dissimilar to the foregoing, not within the reasonable control of, as applicable, Landlord or Tenant.

(G)   **"Governmental Regulations"**. All instruments of record that may now or hereafter burden the Project and all existing and future requirements, rules, orders, codes and regulations of the federal, state and municipal governments or other duly constituted public authority, and of any board of insurance regulators or underwriters, health officer, fire marshal, and/or building inspector affecting or relating to the Premises or the Project, the business conducted in the Premises or the Project and Tenant's use of the Premises or the Project, including, without limitation, the Alterations (as defined in Section 3.2(A) below) made thereto.

(H)   **"Interest Rate"**. The rate of ten percent (10%) per annum; provided, however, the Interest Rate will in no event exceed the maximum interest rate permitted to be charged by applicable law.

(I)   **"Late Charge"**. The greater of Two Hundred Fifty Dollars ($250) or five percent (5%) of the delinquent sum, which such Late Charge shall be imposed for each month or portion thereof that such amount shall remain unpaid.

(J)   **"Tax Base"**. The Taxes due and payable with respect to the Project for the Base Year.

(K)   **"Taxes"**. All real property taxes and assessments, special or ordinary, and all other impositions of every kind and nature whatsoever (including, without limitation, any possessory interest taxes, government property lease excise taxes, personal property taxes levied against the buildings and improvements comprising the Project, transit tax, sewer rents, impact fees, and school district or other special taxing district assessments), which may be levied, assessed, reassessed, charged or imposed upon the Project or any personal property owned or leased by Landlord and used therewith, together with all fees and costs incurred by Landlord for the purpose of contesting or protesting the amounts or rates of Taxes. Taxes shall not include any income, excess profit, franchise, capital stock, estate or inheritance tax payable by Landlord except as specifically provided in the next sentence and in Section 2.4. If at any time during the Lease Term the method of taxation prevailing at the Effective Date shall be altered so that any new or additional tax assessment, levy, imposition, or charge, or any part thereof, shall be imposed in place or partly in place of any Taxes or contemplated increase therein, including without limitation any tax, assessment, levy, imposition or charge on Rent (to the extent not charged to Tenant pursuant to Section 2.4 below), then all such taxes, assessments, levies, impositions or charges shall be deemed to be Taxes for the purpose hereof, to the extent that such Taxes would be payable if the Project was the only property of Landlord subject to such tax. If any assessments constituting Taxes are or may be payable to the applicable taxing authority in installments, Landlord may cause such Taxes to be paid in installments, and those installments (plus any interest thereon) payable during the Lease Term shall be included in Taxes. Taxes shall be deemed to refer, at Landlord's option (so long as consistently applied), either to Taxes payable or to Taxes levied, assessed or otherwise accrued or imposed without regard to when such Taxes are paid. Taxes shall not include interest and penalties for late payment, but if such interest or penalty is attributable solely to Tenant's failure to remit Tenant's Pro Rata Share of Taxes, then Tenant shall be solely responsible for payment of such interest and/or penalty. If such interest or penalty is attributable to such failure by Tenant and to other tenants' failure to pay their pro rata share of Taxes, Tenant shall pay its proportionate share (based on the tenants that fail to pay) of the amount of such interest and/or penalty.

(L)   **"Tenant's Pro Rata Share"**:   The percentage computed from the fraction equal to the rentable square feet within the Premises, divided by the total rentable square feet in the Building. Tenant's Pro Rata Share may be adjusted from time to time upon notice from Landlord on account of any reduction to or expansion of the Premises, the Building or the Project (including, without limitation, if additional improvements or buildings are added to the Project).

1.3.   Premises.

Landlord hereby demises unto Tenant, and Tenant rents from Landlord, the Premises. Landlord and Tenant stipulate and agree for all purposes under this Lease that the Premises contains the amount of rentable square feet stated in Section 1.1(N) above. Landlord and Tenant agree and stipulate that the area of the floor space of the Premises is conclusively set forth above, irrespective of the actual square footage of the floor space of the Premises. If it is later discovered that the area of the Premises is inaccurate, the Base Rent and other charges under this Lease shall nevertheless not be adjusted to reflect the actual square footage of the Premises.

1.4.   Term.

The term of this Lease (the **"Lease Term"**) shall commence upon the Commencement Date and continue as specified in Section 1.1(K) above, unless sooner terminated as provided herein. The **"Expiration Date"** shall be the final day of the Lease Term. At Tenant's own risk, Landlord shall coordinate with Tenant access to the Premises during construction for installation of equipment and trade fixtures provided Tenant's access shall not interfere with the timely completion of the Tenant Improvement. If Landlord permits Tenant (in Landlord's sole and absolute discretion) to access any part of the Premises prior to the Commencement Date (for any purpose other than for the purposes of doing business), all terms of this Lease shall apply to such early access, excluding any obligation to pay Rent; however, if Landlord permits Tenant (in Landlord's sole and absolute discretion) to take possession of any part of the Premises prior to the Commencement Date for purposes of doing business, all terms of this Lease shall apply to such early possession, including, without limitation, the obligation to pay Rent (with Base Rent due for the first month of the Lease Term for the entire Premises, prorated for any partial month of such early possession).

1.5.   Use: Compliance: Operation.

(A)   Permitted Use. Tenant shall use the Premises solely for the purpose specified in Section 1.1(M), subject to the terms and provisions of this Lease including, without limitation, this Section 1.5, and Tenant shall not use nor permit the Premises to be used for any other use or purpose whatsoever.

(B)   Prohibited Use. The uses prohibited under this Lease shall include, without limitation, use of the Premises or a portion thereof for (i) offices of any agency or bureau of the United States or any state or political subdivision thereof; (ii) offices or agencies of any foreign governmental or political subdivision thereof; or (iii) schools, temporary employment agencies or other training facilities that are not ancillary to corporate, executive or professional office use. Tenant shall not perform any work or conduct any business whatsoever in the Project other than inside the Premises. Tenant shall not allow any use of the Premises which will negatively affect the costs of coverage of Landlord's insurance on the Project or cause the cancellation of any insurance policy covering any portion of the Project. Tenant shall not allow any flammable or explosive liquids or materials to be kept in the Premises. Tenant shall not allow any use of the Premises which will cause the value or utility of any part of the Premises or the Project to diminish or which will endanger, disturb, or interfere with any other tenant or use of the Common Areas in the operation of the Project by Landlord or increase Expenses above those of office tenants generally. Tenant shall not permit any objectionable or unpleasant odors, smoke, dust, gas, noise or vibrations to emanate from the Premises, and Tenant shall not permit any nuisance or waste upon the Premises or the Project. Tenant shall not use or permit the use of the Premises or the Project, or any part thereof, in a manner that is unlawful, diminishes the appearance or aesthetic quality of the Premises or the Project or causes damage to the Premises or the Project. Tenant may not be in the business of, or permit on the Premises, the lending of money or the sale or provision of pornographic or sexually explicit materials or services. In the event of any excessive trash in or outside the Premises, as determined by Landlord in its sole and absolute discretion, Landlord will have the right to remove such excess trash, charge all costs and expenses attributable to its removal to Tenant and impose fines in the event Tenant fails to remedy the situation. Tenant will not cause, maintain or permit any outside storage on or about the Property. In the event of any unauthorized outside storage by Tenant, Landlord will have the right, without notice, in addition to such other rights and remedies it may have, to remove any such storage at Tenant's sole expense.

(C)   Compliance. During the Lease Term, Tenant shall observe and comply and cause the Premises and Tenant's use thereof and activity thereon to comply with all present and future Governmental Regulations, including, without limitation, all federal and state occupational health and safety requirements, the provisions of Title III of the Americans with Disabilities Act of 1990 (the "ADA"), and all other handicap access requirements, whether or not Tenant's compliance will necessitate expenditures or interfere with its use and enjoyment of the Premises Notwithstanding the foregoing, Landlord shall deliver the Premises in compliance with all present Governmental Regulations, including, without limitation, all federal and state occupational health and safety requirements, the provisions of Title III of the Americans with Disabilities Act of 1990 (the "**ADA**"), and all other handicap access requirements as of the Commencement Date (the "**ADA Laws**"). Landlord is responsible for compliance with the requirements of the ADA Laws for the Common Areas of the Building, all points of access into the Building and the Landlord's Work.. Landlord shall not be responsible for any non-compliance with any Governmental Regulations (including, without limitation, the ADA) caused by Tenant, or Tenant's use or occupancy of the Premises or Tenant's activities thereon or Alterations made thereto. In the event such Governmental Regulations shall either: (i) require the removal of Hazardous Substances (as defined in Section 15.1(A)) from the Premises which Tenant is required to remove pursuant to Section 15 below; or (ii) require structural changes to the Premises that are not Landlord's obligation to make and pay for pursuant to Section 5.2; then the same may, at Landlord's option, be complied with by Landlord on behalf of Tenant, upon Landlord's written notice to Tenant. If such work by Landlord relates to the Premises or is required solely on account of Tenant's use or occupancy of the Premises or Tenant's activities thereon or Alterations made thereto, Tenant shall reimburse Landlord within ten (10) days of written demand for the cost of such compliance. If such compliance relates to the Premises as well as other portions of the Project, Tenant shall pay Landlord on demand Tenant's Pro Rata Share of the actual cost of such compliance as Additional Rent (defined in Section 2.5 below).

(D)   **Rules and Regulations.** Tenant shall observe and comply, and shall cause Tenant Parties (as defined in Section 13 below) to observe and comply, with the rules and regulations attached hereto as Exhibit B, as such rules and regulations may be modified or amended by Landlord from time to time (the "**Rules and Regulations**"). Landlord shall not be liable for failure of any person to obey such Rules and Regulations but shall apply all such rules to similarly situated tenants in a uniform and non-discriminatory manner. Landlord shall not be obligated to enforce such Rules and Regulations against any person, and the failure of Landlord to enforce any Rules and Regulations shall not constitute a waiver thereof or relieve Tenant from compliance therewith. In the event of a conflict between the terms and provisions of this Lease and the Rules and Regulations, the terms and provisions of this Lease shall govern and prevail in each and every instance.

(E)   **Security.** Landlord has no duty to provide security for any portion of the Project. To the extent Landlord elects to provide any security, Landlord is not warranting the effectiveness of any security personnel, services, procedures or equipment and Tenant shall not rely on any such personnel, services, procedures or equipment. Landlord shall not be liable for failure of any such security personnel, services, procedures or equipment to prevent or control, or to apprehend anyone suspected of, personal injury or property damage in, on or around the Project.

Section 2. Rent.

2.1.   **Base Rent.** Tenant shall pay to Landlord, without demand, in accordance with the terms hereof, the Base Rent. Such Base Rent shall be paid in equal monthly installments on or before the first (1st) day of each month, in advance, commencing upon the Rent Commencement Date and continuing through the last calendar month that falls within the Lease Term. In the event the Rent Commencement Date is not the first day of a calendar month, then the Base Rent due for such first month of the Lease Term shall be prorated based upon the number of days in that month in which the Rent Commencement Date falls. Notwithstanding anything in this Lease to the contrary, the first monthly installment of Base Rent due for the first full calendar month of the Lease Term for which Base Rent is due under this Lease shall be paid by Tenant upon the date it signs this Lease.

2.2.   **Tenant's Contribution.**

(A)   **Amount.** Commencing on the first day of the calendar year ("**Tenant's Contribution Commencement Year**") immediately following the Base Year, Tenant shall pay to Landlord at the same time as it is required to make payment of Base Rent, an amount (the "**Tenant's Contribution**") equal to Tenant's Pro Rata Share of each of Excess Taxes and Excess Expenses attributable to the Project for Tenant's Contribution Commencement Year and each calendar year thereafter during the Lease Term. In all events, Tenant shall be responsible for and shall pay before delinquent all municipal, county, state and federal taxes assessed during the Lease Term against any leasehold interest of Tenant or any property owned by Tenant and located in the Premises.

(B)   **Payment.** For each calendar year commencing with Tenant's Contribution Commencement Year, Landlord may notify Tenant as to monthly installments on account of Tenant's Contribution payable by Tenant based on Landlord's reasonable estimate of each of Excess Taxes and Excess Expenses for such calendar year. If Landlord fails to notify Tenant of the amount of any monthly installments for a calendar year, Tenant shall pay monthly installments on account of Tenant's Contribution at the rate last paid by Tenant until Tenant's receipt of Landlord's written notice. The amount of such installments may be adjusted by Landlord during any calendar year upon written notice to Tenant. On the first day of the calendar month after Landlord's notice of any such adjustment, Tenant shall, if such adjustment increases the amount of Tenant's Contribution owed to Landlord (in addition to the revised monthly estimate), make a lump sum payment to Landlord in an amount sufficient to bring total payments to date on account of Tenant's Contribution current, so that such total payments for the then current calendar year will equal Landlord's revised estimate of Tenant's Contribution. If Landlord's notice of adjustment decreases the amount of Tenant's Contribution owed to Landlord, Landlord shall credit Tenant within thirty (30) days of such notice an amount sufficient to reimburse Tenant for any Tenant's Contribution paid by Tenant in excess of Landlord's revised estimate of Tenant's Contribution.

(C)   **Annual Statements.** Within five (5) months after the end of the Base Year, Landlord shall use commercially reasonable efforts to determine the actual Taxes and Expenses for the Base Year and shall deliver a statement to Tenant providing the Tax Base and the Expense Base. Within five (5) months after the expiration of each calendar year commencing with Tenant's Contribution Commencement Year, Landlord shall use commercially reasonable efforts to determine the actual Taxes and Expenses for the prior calendar year, and shall deliver a statement to Tenant providing the amount thereof and Tenant's Contribution resulting therefrom. If Tenant's Contribution actually due exceeds the total estimated payments made by Tenant on account of Tenant's Contribution for such calendar year, then Tenant shall pay Landlord the full amount of any such deficiency within thirty (30) days after receiving the annual statement. If Tenant's Contribution actually due is less than the total estimated payments made by Tenant on account of Tenant's Contribution for such calendar year, then Tenant shall be entitled to a credit against subsequent estimated payments of Tenant's Contribution in an amount equal to the amount of any such excess.

Any delay or failure by Landlord in delivering any estimate or actual annual statement pursuant to this Section 2.2 shall not constitute a waiver of its right to receive Tenant's payment of Excess Taxes and Excess Expenses, nor shall it relieve Tenant of its obligations to pay Excess Taxes and Excess Expenses pursuant to this Section 2.2.

(D)   **Right to Review.** So long as Tenant is not in default under this Lease and has paid in full any amount owing pursuant to the current annual statement, Tenant may, at Tenant's sole cost and expense, at any time after at least five (5) days notice to Landlord given within thirty (30) days after Tenant receives such annual statement from Landlord but not more than one (1) time in any calendar year, review Landlord's records of each of Taxes and Expenses for the time period covered by such annual statement, to the extent such records are reasonably necessary for Tenant to conduct its review (and each of the Taxes and Expenses for the Base Year for purposes of Tenant's right to review herein shall be deemed to be covered only by the first annual statement from Landlord, such that Tenant may review Landlord's records of each of Taxes and Expenses for the Base Year only after at least five (5) days notice to Landlord given within thirty (30) days after Tenant receives the first annual statement from Landlord, but Tenant may not review Landlord's records of each of Taxes and Expenses for the Base Year in connection with subsequent annual statements from Landlord). If any records are maintained at a location other than the management office for the Project, Tenant may either inspect the records at such other location or pay for the reasonable cost of copying and shipping the records. Any such review and correction requested by Tenant must be requested within thirty (30) days and completed within ninety (90) days after Tenant's receipt of the annual statement in question, or Tenant shall be deemed to have approved such statement, and shall be barred from raising any claims regarding such statement, or the right to review records pertaining to such statement, or the payments made by Tenant pursuant to such statement. The records obtained by Tenant shall be treated as confidential. If Tenant's review of Landlord's records discloses that Tenant's Pro Rata Share of Excess Taxes and/or Excess Expenses paid by Tenant for the period under review exceeded the actual amount properly allocable to Tenant (an "**Overpayment**"), then, so long as Landlord agrees with such determination by Tenant, Landlord shall promptly credit to Tenant against next estimated payments of Tenant's Contribution an amount equal to the Overpayment. In no event shall Tenant use an accountant or other consultant who is compensated in any manner on a contingency or similar fee basis.

If Landlord and Tenant are unable to agree on the amount of the Taxes and Expenses for the time period covered by such annual statement within thirty (30) days after the conclusion of Tenant's review (which review must be completed within the ninety (90) day period referred to above), then Tenant shall have the right, within five (5) days after the expiration of such 30-day period to submit such dispute for resolution by binding arbitration with a mutually acceptable certified public accountant (a "**CPA**") having not less than five (5) years experience with respect to the review of operating expense statements for comparable office buildings. If Landlord and Tenant cannot agree on a CPA within fifteen (15) days of Landlord's receipt of Tenant's election to submit such dispute to arbitration, then within five (5) days thereafter, each shall select a CPA and within ten (10) days thereafter, the two appointed CPAs shall select a third CPA and the third CPA shall be the arbitrator to resolve such dispute.

2.3.   **Adjustments.**

If the average occupancy level was less than ninety-five percent (95%) of the total rentable square feet of the Building during a calendar year (including, without limitation, those of the Base Year), (i) the actual Expenses for that calendar year (including, without limitation, those of the Base Year) shall be adjusted to equal Landlord's reasonable estimate of Expenses had ninety-five percent (95%) of the total rentable square feet of the Building been occupied and (ii) the actual Taxes for that calendar year shall be adjusted to equal Landlord's reasonable estimate of Taxes had one hundred percent (100%) of the total rentable square feet of the Building been occupied.

2.4.   **Sales and Use Tax.**

Tenant shall pay to Landlord, for remittance by Landlord to the appropriate taxing authority, any transaction privilege, sales, use, excise, gross receipts or other similar tax on the Rent payable to Landlord by Tenant under this Lease.

2.5. In General.

In addition to the Base Rent and Tenant's Contribution, Tenant covenants and agrees to pay to Landlord all other sums and charges which are to be paid by Tenant in connection with or pursuant to the provisions of this Lease (including, without limitation, parking charges and utility costs) ("**Additional Rent**"). The term "**Rent**" shall mean Base Rent, Tenant's Contribution and all Additional Rent. The payment of Rent shall be made in lawful money of the United States of America and made payable to Landlord or such other person and at such place as Landlord shall designate in writing from time to time. If no period of time is indicated in this Lease for the payment of Rent (for example, Base Rent, which as indicated above in Section 2.1 is payable monthly in advance and without demand), Tenant shall pay to Landlord any amount for which Landlord renders a statement of account within thirty (30) days of Tenant's receipt of Landlord's statement of account. With respect to all Rent (and notwithstanding any other provision in this Lease), if Tenant fails to provide Landlord with written notice of a dispute with any statement of account (or any other bill or invoice for Rent due) (each, a "**Bill**") prior to the date that is thirty (30) days after Landlord delivers the Bill, then Tenant shall be deemed to have approved such Bill, and shall be barred from raising any claims regarding such Bill, or the right to review records pertaining to such Bill, or the payments made by Tenant pursuant to such Bill. Tenant's obligation to pay Rent is independent of any obligation of Landlord hereunder and shall be paid without abatement, reduction, demand or set off, except as otherwise specifically provided herein. Tenant's obligation to pay Rent (whenever arising or accruing) shall survive the expiration or termination of this Lease on account of a Tenant default, but if the termination is as a result of a termination right specifically granted to Tenant hereunder, the obligation to pay Rent shall survive such termination but only as to the Rent accruing prior to the effective date of such termination.

2.6. Late Payments.

If Tenant fails to pay Base Rent or Tenant's Contribution or any installment thereof on or before the fifth (5th) day of each month, or any other Rent due under this Lease on or before the due date thereof, then in each case Tenant shall pay the Late Charge to Landlord upon demand. In addition, any amount not paid by Tenant when due shall bear interest at the Interest Rate from the due date until paid in full. Tenant and Landlord agree that it would be impossible or extremely difficult to fix Landlord's actual damages if any Rent is not paid when due, and such interest at the Interest Rate and Late Charge (if applicable) represents a reasonable sum considering all of the circumstances, and represent a fair and reasonable estimate of the costs that Landlord will incur by reason of late payment. Acceptance of such Late Charge and interest at the Interest Rate shall not limit Landlord's right to exercise any of its rights or remedies under this Lease or otherwise available at law or in equity, and such interest at the Interest Rate and Late Charge shall be in addition to all of Landlord's other rights and remedies hereunder or at law or in equity.

Section 3. Condition of Premises; Alterations.

3.1. Condition of Premises.

Tenant hereby accepts the Premises in its "as is" condition with all faults, and with no representations or warranties by Landlord nor any employee or agent of Landlord with respect to any portion of the Premises or the Project including, without limitation, any representation or warranty with respect to the suitability or fitness of the Premises or the Project for the conduct of Tenant's business. Without limiting the foregoing, Landlord is not required to perform or pay for any improvements in the Premises or otherwise, and is not offering any form of tenant improvement allowance, or similar concession.

3.2. Alterations or Improvements.

(A)   **Permitted Alterations.** Any and all improvements or alterations in, or additions, changes or installations to the Premises of a cumulative value of more than Ten Thousand Dollars and No Cents ($10,000.00), or which affect the structure of the Building or Building's mechanical, electrical, HVAC or plumbing systems ("**Alterations**") performed by or on behalf of Tenant (other than those performed by Landlord) shall be governed by the terms of Sections 3.2, 3.3, 3.4 and 3.5. Tenant shall not permit or cause any Alterations to be performed within or to the Premises without first obtaining Landlord's prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed so long as: (1) no Event of Default exists hereunder, (2) such Alterations (i) do not impact the structural components of the Premises or the Building or any other improvements located at the Project, including but not limited to the foundation, bearing walls, structural steel, footings, roofs or any other exterior component or portion of the Building, or (ii) do not impact the heating, ventilation and air conditioning, electrical, plumbing, utility or mechanical systems of any improvements located at the Project, or (iii) do not impact any other tenant's premises and are not visible from the outside of the Premises, (3) such Alterations are consistent with the quality and materials utilized in the initial build out of the Premises; and (4) such Alterations are in full compliance with the Rules and Regulations and with the Governmental Regulations. Tenant agrees to pay Landlord's reasonable charges, but not less than Five Hundred Dollars ($500.00), for review of the plans and specifications for any Alterations and Landlord's reasonable charge for supervision of any approved Alterations within thirty (30) days after Tenant's receipt of invoices either from Landlord or its consultants. Landlord's current reasonable charge for supervision is an amount equal to five percent (5%) of the cost of the Alterations. Tenant shall pay the entire cost of any Alterations permitted hereunder and, if requested by Landlord, shall provide Landlord with evidence reasonably satisfactory to it of Tenant's financial ability to pay the cost of such Alterations. In addition, Landlord may impose, as a condition of its consent, any requirements that Landlord in its discretion may deem reasonable or desirable, including but not limited to a requirement that all work be covered by a lien and completion bond satisfactory to Landlord and requirements as to the manner, time, and contractor for performance of the work. Should Tenant perform any Alterations that would necessitate any ancillary Building modification or other expenditure by Landlord, then Tenant shall promptly fund the cost thereof to Landlord. Upon completion of any Alterations, Tenant shall promptly furnish Landlord with final sworn owner's and contractors' statements and full and final waivers and releases of lien covering all labor and materials included in such Alterations.

(B) **Procedures.** Prior to commencing any work in connection with any Alterations, Tenant shall submit to Landlord for Landlord's review and approval the following (and Tenant's request for Landlord's consent shall not be complete until all of the following have been submitted to Landlord): (a) detailed plans and specifications for all of the proposed Alterations; (b) names and addresses of each of the contractors and subcontractors; (c) copies of all contracts, subcontracts and necessary permits; and (d) evidence reasonably satisfactory to Landlord that such contractors and subcontractors possess the insurance coverage required pursuant to Section 4 below, including copies of insurance policies or certificates of insurance, in form and amount reasonably satisfactory to Landlord, from all contractors and subcontractors who will perform labor or furnish materials, insuring Landlord against any and all liability for any damages, claims, expenses, liabilities and causes of action (including personal injury (including, without limitation, workers' compensation claims) and property damage) that may arise out of or be in any manner connected with the Alterations (collectively, the "**Alterations Claims**"). Landlord shall use commercially reasonable efforts to notify Tenant of its approval or disapproval of the items described in the foregoing subsections (a)-(d), within ten (10) business days of receipt thereof. If Landlord shall object, Landlord shall state in writing and in reasonable detail the basis for its objection. Tenant may revise its submittals of the items described in the foregoing subsections (a)-(d) to incorporate such comments and, if Tenant does so, it may again request Landlord's consent pursuant to the process described above. Neither approval of the items described in the foregoing subsections (a)-(d) nor supervision of any Alterations by Landlord shall constitute a representation or warranty by Landlord as to the accuracy, adequacy, sufficiency or propriety of such items or the quality of workmanship or the compliance of any Alterations with Governmental Regulations or suitability of any Alterations for Tenant's use of the Premises. Tenant shall indemnify, defend and hold Landlord harmless from any Alterations Claims pursuant to Section 13 of this Lease (including Alterations Claims arising out of Landlord's approval of Tenant's plans and specifications for any Alterations). The foregoing indemnity shall survive the expiration or termination of this Lease. To the extent Tenant revises any plans and specifications after obtaining Landlord's approval thereof, Tenant shall re-submit such plans and specifications to Landlord contemporaneously with such changes and Tenant shall obtain Landlord's approval to such revision prior to commencing any work with respect to such revision.

(C) **Performance.** All Alterations shall be performed in a good and workmanlike and first-class lien free manner, using new materials and in accordance with the plans and specifications submitted to and approved by Landlord as well as in accordance with all applicable Governmental Regulations and the Rules and Regulations. In addition, all Alterations shall be performed by contractors and subcontractors who possess the requisite licenses, experiences, personnel, owner's insurance requirements, financial strength and other resources necessary to perform and complete the proposed Alterations in a good and workmanlike lien free manner. All contractors and subcontractors performing any Alterations shall work in harmony with Landlord's and other tenants' contractors and subcontractors. Tenant shall cause all Alterations to be performed in such manner so as not to (i) obstruct access to the premises of any other tenant in the Project or any part of the Common Areas or disrupt any Building service or equipment or any other tenants' equipment; or (ii) interfere with any work being performed by Landlord, other tenants, or their respective contractors and subcontractors, or (iii) permit or allow any labor dispute or disruption, work stoppage, or picketing anywhere within or outside of the Project arising out of Tenant's failure to utilize union labor. Tenant shall, at its sole cost and expense, file all plans and specifications for all Alterations, as required by all Governmental Regulations. Prior to commencing any Alterations, Tenant shall have obtained and delivered to Landlord true and complete copies of all permits and other licenses and approvals required by applicable Governmental Regulations to commence and complete any Alterations. If Landlord, in its sole and absolute discretion, consents to any Alterations that may impact a Building system or may impact a Building's structure or roof, Tenant shall only perform such work by using those contractors and subcontractors satisfactory to Landlord. All Alterations shall be staged in areas reasonably acceptable to Landlord. Tenant agrees that Landlord shall have the right, but not the obligation, to inspect Tenant's construction of the Alterations. Landlord's inspections of construction shall be done solely for the benefit of Landlord, shall not constitute confirmation or a warranty by Landlord that the Alterations are in accordance with the Governmental Regulations or this Lease, and shall not alter Tenant's liability and responsibility under this Lease. Landlord shall have the right, at all reasonable times, to post on the Premises and record any notices of non-responsibility that it deems necessary for the protection of Landlord's interests from any liens or Claims (as defined in Section 13 below) in connection with said Alterations. Tenant shall deliver to Landlord, within ten (10) days following installation of any Alterations, (1) accurate, reproducible as-built plans and CAD drawings, (2) proof of final inspection and approval by all governmental authorities, (3) complete lien waivers acceptable to Landlord for all costs of such Alterations, and (4) a copy of a recorded notice of completion (to be provided by Tenant's contractor performing such Alterations, and which will include applicable governmental agency approvals, such as a permit card indicating the city building department's approval of the work, and a final invoice indicating the completion of the work).

3.3. Ownership and Removal by Tenant.

All Alterations that are paid for by Landlord shall be the property of Landlord, subject to Landlord's right to require removal thereof as set forth below. All Alterations that are paid for by Tenant shall be the property of Tenant until expiration or earlier termination of this Lease, at which time they shall be and become the property of Landlord, subject to Landlord's right to require removal thereof as set forth below. Notwithstanding the foregoing, Tenant shall not remove any Alterations without first obtaining Landlord's prior written consent pursuant to Section 3.2(A) above; provided, however, Landlord shall have the right, upon the expiration or earlier termination of this Lease, to require Tenant to remove any Alterations (including without limitation all wiring and cabling installed by or on behalf of Tenant) and restore the Premises to the condition existing immediately prior to the Alterations, all at Tenant's sole cost and expense.

3.4. Liens.

Tenant agrees to keep all of the portions of the Project free and clear of all liens or Claims (as defined in Section 13 below) arising out of, or claimed by reason of, any Alterations or other work performed, material furnished or obligations incurred by or at the insistence of Tenant, and to indemnify, defend (with counsel reasonably acceptable to Landlord) and hold all Indemnified Parties harmless from all such liens or Claims incurred by reason thereof. Should Tenant, within fifteen (15) days after written notice from Landlord, fail to: (i) fully discharge any lien, claim of lien or Claim, or (ii) bond over such lien by bond satisfactory to Landlord and Landlord's lender, if any (which bond shall also cover costs of defense), Landlord may, at its option and without limitation of any of its other rights and remedies available at law and in equity and under this Lease, pay the same or any part thereof, and the amount of such payment shall be due and owing to Landlord from Tenant with interest thereon at the Interest Rate from the date incurred until the date paid in full. Such amount shall be deemed to be Additional Rent under this Lease as of the date of such payment by Landlord. No liens of any character whatsoever created or suffered by Tenant shall in any way, or to any extent, attach to or effect the rights of Landlord in the Premises or the Project.

3.5. Survival.

Tenant's obligations in this Section 3 shall survive the expiration or termination of this Lease.

Section 4. Insurance.

4.1. Tenant's Insurance.

At all times during the Lease Term and any extension thereof, Tenant shall, at its sole cost and expense, keep in full force and effect the following insurance policies, in amounts not less than those specified below or such other amounts as Landlord may from time to time reasonably request, with insurance companies and on forms satisfactory to Landlord:

(A)   "Special Form" (previously known as "all risk") insurance, including fire and extended coverage, vandalism, malicious mischief, sprinkler leakage and water damage coverage and demolition and debris removal, insuring the full replacement cost of all Alterations to the Premises made at Tenant's expense or direction, and all fixtures, equipment and other property owned or used by Tenant and located in the Premises. Such policy shall not contain a per occurrence deductible greater than Five Thousand Dollars ($5,000.00). The policy shall include a waiver of subrogation by the insurers of all rights based upon an assignment from the insured, against Landlord (and all other Indemnified Parties) in connection with any loss or damage insured against;

(B)   Commercial general liability insurance (with contractual liability coverage including the indemnification provisions contained in this Lease with endorsements covering explosions, collapse and underground damage liability), with limits to be set by Landlord from time to time in accordance with limits customarily required by prudent owners of office buildings comparable to the Project for tenants similar to Tenant but in any event not less than Two Million Dollars ($2,000,000.00) combined occurrence limit and not less than Three Million Dollars ($3,000,000.00) in the aggregate for personal injury, sickness or death or for damage to or destruction of property. Such policy shall be endorsed to include Landlord and any other parties designated by Landlord as additional insureds pursuant to Section 4.2. Additionally, any such coverage shall include a waiver of subrogation and stipulate via endorsement that coverage is primary and non-contributory as respects any other coverage in place;

(C)   Business interruption insurance against loss or damage resulting from the same risks as are covered by the insurance described in Section 4.1(A) above, in an amount equal to the aggregate of one (1) year's requirement of Rent;

(D)   Business automobile liability insurance with minimum limits of One Million Dollars ($1,000,000.00) per person/ One Million Dollars ($1,000,000.00) per accident — bodily injury, One Million Dollars ($1,000,000.00) per accident — property damage, or One Million Dollars ($1,000,000.00) combined single limit and basic no-fault coverage, for all owned, non-owned or hired automobiles that may be used by Tenant in connection with its use or occupation of the Premises;

(E)   Workers' compensation and employers' liability insurance as required by (and which insurance shall be in conformity with) the law of the state in which the Premises is located to further include voluntary compensation coverage, other states coverage, and U.S. longshore and harbor workers' compensation coverage, if applicable, for all employees working in or at the Premises, providing not less than the statutory workers' compensation benefits and employers' liability insurance limits of One Million Dollars ($1,000,000.00) for each employee, One Million Dollars ($1,000,000.00) policy limit by disease, and One Million Dollars ($1,000,000.00) for each accident. Such insurance shall be endorsed to include a waiver of any rights of subrogation against Landlord and any other parties designated by Landlord from time to time as additional insureds pursuant to Section 4.2; and

(F)   During the performance of all Alterations, Tenant shall cause Tenant's contractor performing such Alterations and any subcontractors to maintain comprehensive automobile insurance for all owned, hired, rented and non owned vehicles; commercial general liability insurance, including contractual liability coverage covering the indemnification provisions in the contractor's contract with Tenant, with the following endorsements, explosion, collapse and underground damage liability; completed operations and products liability and independent contractors protective liability; as well as workers' compensation insurance and employer's liability insurance; property coverage for any property owned by such contractors and subcontractors (including tools and equipment) that is on-site; and other insurance reasonably requested by Landlord (such as, without limitation, Builder's Risk insurance). Landlord (and any other parties deemed by Landlord) shall be named as additional insureds and such policies shall provide waiver of subrogation endorsements as respects to workers' compensation coverage.

Tenant will, at its sole cost and expense, comply with any requirements of any insurer of Landlord. Tenant agrees to maintain policies of insurance described in this Section 4 (excepting the insurance to be maintained by Landlord pursuant to Section 4.4 below). Landlord reserves the right, from time to time, to require additional coverage (including, but not limited to, Pollution Legal Liability coverage, Professional Liability coverage, earthquake and flood insurance), and/or to require higher amounts of coverage commensurate with the requirements of other reasonable and prudent landlords of buildings similar to the Building in the area in which the Building is located or by any Interest Holder (as defined in Section 12.1 below). Landlord, its agents and employees, make no representation that the limits of liability specified to be carried by Tenant pursuant to this Section 4 are adequate to protect Tenant.

4.2.   Form of Policy.

The form of all such policies and deductibles thereunder shall be subject to Landlord's prior approval, which shall not be unreasonably withheld, conditioned or delayed. All such policies shall be issued by insurers reasonably acceptable to Landlord, authorized to issue insurance in the State in which the Premises is located and with an A.M. Best rating of not less than A-X, and with respect to workers' compensation coverage, general liability coverage and property coverage, shall contain a waiver of any rights of subrogation thereunder. In addition, except for workers' compensation insurance, the policies shall name Landlord and any other parties designated by Landlord from time to time as additional insureds, provided, however, that with respect to property insurance covering any Alterations, Landlord shall be loss payee thereunder (and the foregoing designations shall be evidenced on the insurance policies, endorsements or certificates delivered to Landlord as required hereby). The policies shall require at least thirty (30) days' prior written notice to Landlord of termination or modification and shall be primary and non-contributory. Tenant hereby assigns to Landlord all its rights to receive any proceeds of such insurance policies attributable to any Alterations if this Lease is terminated due to damage or destruction. Tenant shall, at least ten (10) days prior to the Commencement Date and within thirty (30) days prior to the expiration of each such policy, deliver to Landlord certified copies of the policies or certificates (in form and substance reasonably acceptable to Landlord), or other equivalent documentation for review by Landlord evidencing the foregoing insurance or renewal thereof, as the case may be. Within a reasonable time after Landlord's request, Tenant shall provide Landlord with a photocopy of the policies providing such coverage. If the limits of available liability coverage required herein become substantially reduced as a result of claim payments, Tenant shall immediately, at its own expense, purchase insurance to reinstate the limits of liability coverage required by this Lease. Tenant shall not settle any claim or accept any proceeds in satisfaction of any claim involving damage to the Premises (unless relating solely to Tenant's personal property) or liability of Landlord without Landlord's express prior written consent.

4.3.   Failure to Carry.

Without limiting Landlord's remedies set forth in Section 10.2 hereof, in the event that Tenant shall fail to carry and maintain the insurance coverages set forth in this Section 4, Landlord may, upon five (5) days prior written notice to Tenant (unless such coverages will lapse within such time period and in which event no such notice shall be necessary) and Tenant's failure to procure the same and deliver reasonably satisfactory evidence thereof to Landlord within said period, procure such policies of insurance and Tenant shall promptly reimburse Landlord for one hundred and ten percent (110%) of the cost thereof with interest thereon at the Interest Rate from the date incurred until the date paid.

4.4. Landlord's Insurance.

Landlord may, during the Lease Term and any extension thereof, maintain insurance policies with such coverage and in such amounts as Landlord deems appropriate from time to time. The cost of all such insurance and such other insurance carried by Landlord with respect to the Project shall be deemed to be an "Expense" hereunder. Any proceeds of such insurance shall be the sole property of Landlord to use as Landlord determines. Tenant shall reimburse Landlord an amount equal to any increase in Landlord's insurance premiums resulting from Tenant's specific use of the Premises or any act or omission of Tenant or the Tenant Parties.

4.5. Waiver of Subrogation.

Landlord and Tenant mutually waive all rights of subrogation with respect to property insurance and workers' compensation insurance, and the property insurance and workers' compensation insurance obtained by Landlord and Tenant shall include a waiver of subrogation by the insurers and all of all rights based upon an assignment from the insured, against Landlord (and all other Indemnified Parties) or Tenant, in connection with any loss or damage insured against. Neither Landlord (nor any other Indemnified Party) nor Tenant shall be liable to the other for loss or damage caused by any risk insured against under property insurance or workers' compensation insurance required to be maintained hereunder, and each party releases and waives any claims against the other party for such loss or damage. The failure of a party to obtain the insurance required hereunder shall not affect this waiver.

Section 5. Repairs and Maintenance; Services.

5.1. Tenant's Maintenance Obligations.

Tenant shall maintain the interior of the Premises in a clean, sanitary and safe condition and, except as specifically provided in Section 5.2 below, Tenant shall make and pay for all maintenance, replacement and repair necessary to keep the Premises in a good state of repair consistent with other comparable office buildings in compliance with all Governmental Regulations and the Rules and Regulations, and in tenantable, safe condition. Such maintenance shall include, without limitation, the obligation to maintain, replace or repair, in the manner required herein, all doors and door frames, door checks, locks and closing devices, security devices, windows, window sashes, casements and frames, floors and floor coverings, shelving, and all equipment, facilities and fixtures exclusively serving the Premises (except for hardware, electrical, plumbing and heating, ventilating and air conditioning facilities which shall be Landlord's obligation pursuant to Section 5.2). Landlord shall, as part of Operating Expense, install and maintain fire extinguishers and other fire protection devices in the Premises as may be required from time to time by any Governmental Regulations or by any agency having jurisdiction or the insurance underwriters insuring the Project. Subject to the terms of Section 1.5(C) above, Tenant shall, at its own cost and expense after the Commencement Date, ensure that the Premises are maintained in compliance with the ADA and any similar state or local laws, rules or ordinances throughout the Lease Term and any renewals or extensions thereof. If Tenant repairs and maintenance are not made within ten (10) days after demand by Landlord, then such repairs and maintenance may be made by Landlord, at its option, and Tenant shall reimburse Landlord for the cost thereof within thirty (30) days from receipt of invoice, together with interest thereon at the Interest Rate, each as Additional Rent, from the date paid by Landlord until paid by Tenant.

5.2. Landlord's Maintenance Obligations.

Subject to Sections 5.1, 6 and 7 of this Lease, Landlord shall (subject to reimbursement as part of the Expenses) in a manner and to the extent reasonably deemed by Landlord to be standard for buildings of similar class, size, age and location, maintain, repair and replace, (i) the Building shell and other structural portions of the Building (including the roof and foundations), (ii) the Building systems, including the basic sprinkler, electrical (excluding Tenant's outlets and equipment connections), plumbing and heating, ventilating and air conditioning systems within the Building core and within the Premises (but expressly excluding any such items that exclusively serve the Premises, which are the responsibility of Tenant under Section 5.1 above, unless Landlord elects in its sole and absolute discretion to maintain, repair and replace such Building systems and charge Tenant the cost thereof), (iii) the Common Areas, and (iv) the Building and/or the Project signage, if any. Landlord shall have the right, but not the obligation (except to the extent set forth in the preceding sentence), to alter, remodel, improve, repair, renovate, redecorate or paint all or any part of the Building or any other portion of the Project or to provide funds for any of the foregoing. Tenant hereby waives the right to make repairs at Landlord's expense under any law, statute, ordinance, rule, regulation, order or ruling (including, without limitation, the provisions of California Civil Code Sections 1941 and 1942 and any successor statutes or laws of a similar nature). The rights of Landlord hereunder shall include, but is not limited to, the erection and maintenance of scaffolding, canopies, fences and props as may be required by such activity, temporarily shutting off utilities, and/or blocking access to portions of the Common Areas.

5.3.   Services.   The obligations to furnish or contract directly for services are set forth in **Exhibit D** attached hereto.

5.4.   Interruption of Services.

No interruption of services from any causes, including, without limitation, from maintenance, repairs, replacements or alterations to the Project, shall be deemed an eviction or disturbance of Tenant's possession of any part of the Premises or render Landlord liable to Tenant for damages, or otherwise affect the rights and obligations of Landlord or Tenant under this Lease. However, in the event that an interruption of the Project services is within the control of Landlord and causes the Premises to be untenantable for a period of at least five (5) consecutive business days after Tenant has given Landlord written notice of such interruption (noting therein that Tenant cannot use the Premises or a portion thereof), then commencing thereafter monthly Rent shall be abated proportionately until the Premises or the affected portion thereof are rendered tenantable for the Permitted Use. Tenant hereby waives the provisions of any Governmental Regulations (including, without limitation, California Civil Code Section 1932(1)) permitting the termination of this Lease due to an interruption, failure or inability to provide any of the foregoing services.

Section 6. Damage to Building and Premises.

6.1.   Restoration.

Except as provided in **Section 6.2** below, if at any time during the Lease Term, the Building is damaged by fire or other casualty, then, unless this Lease is terminated by Landlord as hereinafter provided, Landlord shall be obligated to promptly commence, and thereafter prosecute with due diligence, the reconstruction, restoration and repair of the Building and the Premises (except for any Alterations made by or on behalf of Tenant or any of Tenant's fixtures, equipment and other personal property, which shall be promptly restored by Tenant) to a condition substantially equivalent to that existing immediately prior to the casualty. Except as provided in **Section 6.2** below, if the damage renders the Premises inaccessible or untenantable in whole or in part, the Rent provided for herein shall equitably abate thereafter as to the portion of the Premises so affected until such time as same is accessible and restored to a tenantable condition, as reasonably determined by Landlord (or until such time as same would have been accessible and restored to a tenantable condition had it not been for delays caused by Tenant or Tenant Parties). Notwithstanding the foregoing or anything in this Lease to the contrary, in the event of damage to the Premises or the Building (or any part thereof) caused by Tenant or Tenant Parties, Tenant shall not receive any Rent abatement or any other rental or other concessions from Landlord as a result thereof.

6.2.   Termination.

If (i) the Building or the Premises is damaged to an extent that Landlord's good faith estimate of the cost of reconstruction, restoration and repair thereof exceeds twenty-five percent (25%) of the replacement cost thereof, (ii) the reconstruction, restoration and repair of the Premises or the Building cannot with reasonable diligence be completed within one hundred eighty (180) days after the casualty, (iii) Landlord's mortgage lender does not make the applicable insurance proceeds available for reconstruction, or (iv) the casualty occurs during the last twelve (12) calendar months of the Lease Term, then in any such event Landlord shall have the right, exercisable by written notice given to Tenant at any time within ninety (90) days after the occurrence of the casualty, to elect not to reconstruct, restore or repair the Premises, and in such event this Lease shall be terminated in all respects effective as of the date of such notice, all Rent shall be prorated to the date of such termination, and the parties hereto shall be released from any obligations thereafter accruing under this Lease (except as otherwise provided herein). Notwithstanding anything to the contrary in this **Section 6**, if the damage to the Premises or the Building has not commenced being repaired and the Premises within one hundred and twenty (120) days after the date of the damage or destruction, then the Tenant shall have the right and option to terminate this lease by giving written notice to Landlord at any time within thirty (30) days after the end of such one hundred and twenty (120) day period.

6.3.   Insurance Proceeds.

Notwithstanding anything contained in this **Section 6**, in no event shall Landlord be required to expend more to reconstruct, restore or repair the Building than the amount actually received by Landlord from the proceeds of the property insurance carried by Landlord.

6.4.   California Damage and Destruction Laws.

Landlord and Tenant agree that the foregoing provisions of this **Section 6** are to govern their respective rights and obligations in the event of any damage to, or destruction of, the Premises or the Building (or any other portion of the Project), and supersede, and are in lieu of, and Tenant hereby waives the provisions of any

Governmental Regulations now or hereinafter in force which provide remedies for damage or destruction of leased premises (including, without limitation, the provisions of California Civil Code Section 1932, Subsection 2, Section 1933, Subsection 4, Section 1941 and Section 1942 and any successor statutes or laws of a similar nature).

6.5. Inability to Complete.

Notwithstanding anything to the contrary contained in this Section 6, in the event Landlord is obligated or elects to repair, reconstruct and/or restore the damaged portion of the Building or Premises pursuant to Section 6.1 above, but is delayed from completing such repair, reconstruction and/or restoration beyond the date which is six (6) months after the date estimated by Landlord's contractor for completion thereof, by reason of any events or delays beyond Landlord's reasonable control, such as Force Majeure events or events and delays caused by Tenant or the Tenant Parties, then Landlord may elect to terminate this Lease upon thirty (30) days' prior written notice to Tenant.

Section 7. Eminent Domain.

7.1. Total Taking.

In the event of a taking or damage related to the exercise of the power or eminent domain, by any agency, authority, public utility, person, corporation or entity empowered to condemn property (including without limitation a voluntary conveyance by Landlord in lieu of such taking or condemnation) (a "**Taking**") of (i) the entire Premises, (ii) so much of the Premises as to prevent or substantially impair its use by Tenant during the Lease Term, or (iii) portions of the Building or Project required for reasonable access to, or reasonable use of, the Premises (a "**Total Taking**"), the rights of Tenant under this Lease and the leasehold estate of Tenant in and to the Premises shall cease and terminate as of the date upon which title to the property taken passes to and vests in the condemnor or the effective date of any order for possession if issued prior to the date title vests in the condemnor ("**Date of Taking**"). If this Lease is terminated pursuant to this Section 7.1, all Rent shall be prorated to the Date of Taking, and the parties hereto shall be released from any obligations thereafter accruing under this Lease (except as otherwise provided herein).

7.2. Partial Taking.

In the event of a Taking of only a part of the Premises or of a part of the Project which does not constitute a Total Taking during the Lease Term (a "**Partial Taking**"), the rights of Tenant under this Lease and the leasehold estate of Tenant in and to the portion of the property taken shall cease and terminate as of the Date of Taking, and an equitable adjustment to the Rent shall be made based in part upon the reduced area of the Premises. No adjustment to the Rent shall be made based upon the reduced area of the Project (other than the reduced area of the Premises itself), except for Tenant's Pro Rata Share. In the event of a Taking of a material portion of the Project (other than the Premises) such that, in Landlord's reasonable opinion, the Building's or the Project's continued operation is not practically or economically feasible, Landlord may terminate this Lease by giving notice to Tenant within ninety (90) days after the date that notice of such Taking is received by Landlord. If this Lease is terminated pursuant to this Section 7.2, Landlord shall refund to Tenant any prepaid unaccrued Rent and any other sums due and owing to Tenant (less any sums then due and owing Landlord by Tenant), and Tenant shall pay to Landlord any remaining sums due and owing Landlord under this Lease, each prorated to the date of such termination. If this Lease is not terminated as provided for in this Section 7.2, Landlord at its expense shall promptly repair and restore the Building, Project and/or the Premises (except for any Alterations made by Tenant or any of Tenant's fixtures, equipment and other personal property, which shall be promptly restored by Tenant) to substantially the same condition that existed immediately prior to the Date of Taking, except for the part taken, so as to render the Building or Project as complete an architectural unit as practical, but only to the extent of the condemnation award actually received by Landlord for the damage.

7.3. Award.

Landlord reserves all rights to damages and awards paid because of any Partial Taking or Total Taking of the Premises or the Project. Tenant assigns to Landlord any right Tenant may have to the damages or awards. Further, Tenant shall not make claims against Landlord or the condemning authority for damages or awards. Notwithstanding the above, Tenant may pursue a separate claim against the condemning authority for the value of Tenant's moving expenses and the unamortized cost of Tenant's fixtures, equipment and other personal property that cannot be reasonably moved from the Premises, so long as such claim does not reduce the award payable to Landlord.

7.4. California Condemnation Laws.

Landlord and Tenant agree that the foregoing provisions of this Section 7 are to govern their respective rights and obligations in the event of any condemnation of the Premises or the Project (or portions thereof), and supersede, and are in lieu of, and Tenant hereby waives the provisions of any Governmental Regulations now or hereinafter in force which provide remedies for condemnation of leased premises (including, without limitation, the provisions of California Code of Civil Procedure Sections 1265.100 through 1265.160 and any successor statutes or laws of a similar nature).

Section 8. Assignment and Subletting.

8.1. **Assignment and Subletting.**

Except as specifically set forth below in this Section 8, Tenant shall not: (1) directly or indirectly assign, transfer, mortgage, pledge, hypothecate or encumber or subject to or permit to exist upon or be subjected to any lien or charge, this Lease or any interest of Tenant herein by operation of law or otherwise without the prior written consent of Landlord in each instance, which consent may be withheld by Landlord in its sole and absolute discretion, (2) sublet all or any portion of the Premises, or (3) permit anyone other than Tenant and its employees to occupy or use any part of the Premises (individually or collectively, all of such items in clauses (1), (2) and (3), are referred to as a "**Transfer**"). Notwithstanding the foregoing, in the event of Transfer made under (2) and (3), Landlord will not unreasonably withhold its consent to any proposed assignment of this Lease or subletting of the entire Premises or any request by Tenant to permit anyone other than Tenant and its employees to occupy or use any part of the Premises.

8.2. **Tenant to Remain Obligated.**

Landlord's consent to any Transfer shall not operate to relieve Tenant from any covenant, liability or obligation hereunder (whether past, present or future), including, without limitation, the obligation to pay Rent. Landlord's consent to a Transfer shall not be deemed to be a consent to any subsequent Transfer. Tenant shall remain liable under this Lease as a principal and not as a surety; however, if Tenant is nonetheless deemed a surety by remaining liable hereunder, Tenant hereby waives all suretyship defenses.

8.3. **Assignee to Assume Obligations.**

If Landlord consents to any assignment of this Lease, the assignee shall expressly assume all of the obligations of Tenant hereunder from and after the date of assignment and agree to comply with and be bound by all of the terms, provisions and conditions of this Lease. Such assumption shall be evidenced in a written instrument satisfactory to Landlord, the execution form of which shall be furnished to Landlord not later than fifteen (15) days prior to the effective date of the assignment. If Landlord consents to any sublease of the Premises, Tenant shall obtain and furnish to Landlord, not later than fifteen (15) days prior to the effective date of such sublease and in form satisfactory to Landlord, the written agreement of such subtenant that it shall comply with and be bound by all of the terms, provisions and conditions of this Lease and that it will attorn to Landlord, at Landlord's option and written request, in the event this Lease terminates before the expiration of the sublease. In addition, within ten (10) days after request from Landlord, Tenant shall execute Landlord's form of consent to such assignment or sublease.

8.4. **Change of Control.**

Any transfer (including, without limitation, any dissolution, merger, consolidation or other reorganization of Tenant (but excluding the transfer or exchange of any publicly traded stock) or any issuance, sale, gift, transfer or redemption, of any capital stock of Tenant or other interest in Tenant (whether voluntary, involuntary or by operation of law), or any combination of the foregoing affecting the direct or indirect power to affect the management or policies of Tenant or any direct or indirect change in fifty percent (50%) or more of the ownership interest in Tenant shall constitute an assignment of this Lease subject to the provisions of this Section 8.

8.5. **Event of Default.**

Any Transfer without Landlord's prior written consent shall be of no effect and shall, at the option of Landlord, constitute an Event of Default under this Lease without any further notice or cure period

8.6. **Transfer Premium.**

Unless Landlord expressly agrees to the contrary, if Tenant shall Transfer this Lease or any part of the Premises for consideration in excess of the pro-rata portion of Rent applicable to the space subject to the Transfer, then Tenant shall pay to Landlord as Additional Rent fifty percent (50%) of any such excess, less Tenant's out of pocket expenses in connection with the Transfer, immediately upon receipt.

8.7. **Recapture Election.**

If Tenant requests that Landlord consent to a Transfer of the full Premises, Landlord, at its sole and absolute discretion (regardless of whether the Transfer is a proposed assignment or subletting), may elect (a "**Recapture Election**") to recapture the space covered by the Transfer notice and terminate this Lease with respect to such recaptured space on the first day of the second calendar month next succeeding receipt of Tenant's Transfer notice, which election shall be effective unless Tenant elects to withdraw its request for approval of such Transfer by delivering a written notice of such withdrawal to Landlord within ten (10) days after Landlord delivers written notice of Landlord's exercise of the Recapture Election to Tenant. A Recapture Election, if exercised by Landlord, shall be by written notice to Tenant within twenty (20) days of receipt by Landlord of a Transfer notice. If Landlord exercises a Recapture Election, Landlord may lease the Premises to the sublessee, assignee or transferee proposed by Tenant. If this Lease shall be terminated with respect to less than the entire Premises, Base Rent and Tenant's Pro Rata Share shall be adjusted on the basis of the rentable square feet retained by Tenant in proportion to the rentable square feet of the Premises prior to such termination and this Lease as so amended shall continue thereafter in full force and effect. In such event, Tenant shall pay all of the costs of erecting demising walls and public corridors and making other modifications to physically separate the portion of the Premises remaining subject to the Lease from the rest of the Premises.

8.8. Administrative and Attorneys' Fees.

If Tenant effects any Transfer or requests the consent of Landlord to any Transfer, then with respect to each separate Transfer submission, Tenant shall, within fifteen (15) days of demand, pay Landlord a non-refundable administrative fee of Five Hundred Dollars ($500.00) ("**Administrative Fee**"), plus any reasonable attorneys' and paralegal fees and costs incurred by Landlord in connection with such Transfer or request for consent (whether attributable to Landlord's in-house attorneys or paralegals or otherwise). Acceptance of the Administrative Fee and/or reimbursement of Landlord's attorneys' and paralegal fees shall in no event obligate Landlord to consent to any proposed Transfer.

8.9. Permitted Transfers.

Notwithstanding anything to the contrary contained in this Section 8, Tenant shall have the right without Landlord's consent (but with at least ten (10) days' prior written notice to Landlord) and without Landlord having the right to a Recapture Election or transfer premium, to assign this Lease or sublet all or a portion of the Premises to a Tenant Affiliate (as hereinafter defined); provided that with respect to an assignment, the successor of Tenant has a tangible net worth, computed in accordance with generally accepted accounting principles, at least equal to the greater of (a) the tangible net worth of Tenant immediately prior to such assignment and (b) the tangible net worth of Tenant on the date of this Lease. For purposes hereof, a "**Tenant Affiliate**" means an entity that directly or indirectly controls, is controlled by or is under common control with Tenant; and "control" means the power to direct the management of such entity through voting rights, ownership or contractual obligations. Section 8.2 (Tenant to Remain Obligated), Section 8.3 (Assignee to Assume Obligations) and Section 8.8 (Administrative and Attorney's Fees) shall apply with respect to an assignment or subletting to a Tenant Affiliate pursuant to this Section 8.9.

Section 9. Signage.

Except for Tenant's Signs, Tenant shall not place, erect or maintain upon the exterior of the Premises (including, without limitation, any part of the Project outside the Premises) or upon the interior of the Premises if visible from outside the Premises, any sign, decal, placard, decorations, lettering, or any other advertising matter of any kind or description, without Landlord's prior written consent, which consent may be withheld in Landlord's sole and absolute discretion. If Tenant places, erects or maintains any of the foregoing without Landlord's consent, the same may be removed by Landlord or Landlord's agents, at Tenant's sole cost and expense, without notice and without such removal constituting a breach of this Lease or entitling Tenant to claim damages on account thereof. If Landlord shall deem it necessary to remove any sign in order to paint or to make repairs, alterations or improvements in or upon the Premises, Landlord shall have the right to do so. Landlord hereby reserves all rights to the use of the roof of the Building or any other building within the Project, and the right to install advertising signs on the Building, including the roof thereof, and Landlord shall be entitled to any and all revenues from such advertising signs.

Section 10. Defaults and Remedies.

10.1. Events of Default.

In addition to any defaults or events of default described as "Events of Default" elsewhere in this Lease, each of the following shall constitute an event of default (an "**Event of Default**") hereunder:

(A)   **Rent**. If Tenant fails to pay Rent or any other payment required to be made by Tenant hereunder within five (5) days of the date due; or

(B)   **Insurance**. If Tenant fails to maintain the insurance required to be maintained by Tenant hereunder and fails to correct such failure to maintain within five (5) business days after written notice thereof from Landlord; or

(C)   **Abandonment**. Tenant vacates or abandons all or a material portion of the Premises for a period of twenty (20) consecutive business days or more without first obtaining the prior written consent of Landlord; or

(D) **Bankruptcy.** One of the following occurs:

Tenant commences any proceeding under any law relating to bankruptcy, insolvency, reorganization or relief of debts, or seeks appointment of a receiver, trustee, custodian or other similar official for Tenant or for any substantial part of its respective property, or any such proceeding is commenced against Tenant and either remains undismissed for a period of sixty (60) days or results in the entry of an order for relief against Tenant o which is not fully stayed within thirty (30) days after entry; or

Tenant becomes insolvent or bankrupt, does not generally pay its respective debts as they become due, or admits in writing its inability to pay its debts, or makes a general assignment for the benefit of creditors; or

Any third party obtains a levy or attachment under process of law against Tenant's leasehold interest or other property or assets; or

(E) **Estoppel Certificate.** Tenant's failure to deliver to Landlord an executed estoppel certificate or financial statements, in each case pursuant to the terms of Section 20; or

(F) **Tenant's Representations.** Any representation or warranty made by Tenant in this Lease or any other document delivered in connection with the execution and delivery of this Lease or pursuant to this Lease proves to be incorrect in any material respect; or

(G) **Subordination Agreement.** Tenant's failure to deliver to Landlord an executed subordination agreement or the other confirmation, instrument or certificate pursuant to the terms of Section 12; or

(H) **Guarantor Default.** Intentionally omitted; or

(I) **Other Defaults.** If Tenant shall be in default under any other provision of this Lease (other than those specified above or elsewhere in this Lease) and shall remain so for a period of thirty (30) days after Landlord has provided written notice to Tenant of such default, provided that if any such default cannot reasonably be remedied by Tenant within thirty (30) days after written notice of default, then Tenant shall have such additional time as shall be reasonably necessary to remedy such default (but in no event longer than ninety (90) days), provided that during such time Tenant is continuously and diligently pursuing the remedy necessary to cure such default.

The parties hereby acknowledge and agree that any notice required pursuant to this Section 10.1 shall be in lieu of, and not in addition to, and Tenant hereby waives any notice required under the Governmental Regulations (including, without limitation, the provisions of California Code of Civil Procedure Section 1161 regarding unlawful detainer actions or any successor statute or law of a similar nature).

10.2. Landlord's Remedies.

Upon the occurrence of an Event of Default, Landlord may, without further notice to Tenant, and in addition to and not in lieu of, any other rights or remedies available to Landlord at law or in equity, exercise any one or more of the following rights:

(A) **Termination of Lease.** Landlord shall have the right to terminate this Lease, in which event Tenant shall immediately surrender the Premises to Landlord, and Landlord may recover from Tenant all of the following:

(i) The worth at the time of award of any unpaid Rent which had been earned at the time of such termination; plus

(ii) The worth at the time of award of the amount by which the unpaid Rent which would have been earned after termination until the time of award exceeds the amount of such Rent loss that Tenant proves could have been reasonably avoided; plus

(iii) The worth at the time of award of the amount by which the unpaid Rent for the balance of the Lease Term after the time of award exceeds the amount of such Rent loss that Tenant proves could be reasonably avoided; plus

(iv) Any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant's failure to perform its obligations under this Lease or which in the ordinary course of things would be likely to result therefrom, specifically including, without limitation, broker's fees and advertising expenses incurred by Landlord in connection with reletting the whole or any portion of the Premises, the costs incurred in removing and/or storing Tenant's or other Premises user's property, the cost of repairing, altering, remodeling, or otherwise putting the Premises into condition acceptable to a new tenant or tenants, whether for the same or a different use, economic incentives accepted by replacement tenants, and all other reasonable expenses incurred by Landlord in enforcing Landlord's remedies; plus

(v) At Landlord's election, such other amounts in addition to or in lieu of the foregoing as may be permitted from time-to-time by applicable law.

As used in Subsections 10.2(A)(i) and (ii), the "worth at the time of award" is computed by allowing interest at the Interest Rate. As used in Subsection 10.2(A)(iii), the "worth at the time of award" is computed by discounting such amount at the discount rate of the Federal Reserve Bank of San Francisco, California at the time of award plus one percent (1%). The foregoing damages shall be due and payable immediately upon demand by Landlord and shall bear interest at the Interest Rate (unless otherwise provided in this Lease) until paid. Landlord shall not be required to give Tenant notice of its elections under this Section 10.2.

Landlord shall not by re-entry or any other act, be deemed to have terminated this Lease, or the liability of Tenant for the total Rent and Additional Rent reserved hereunder or for any installment thereof then due or thereafter accruing, or for damages, unless Landlord notifies Tenant in writing that Landlord has so elected to terminate this Lease.

(B) **Continuation of Lease.** Landlord shall have the remedy described in California Civil Code Section 1951.4 (lessor may continue lease in effect after lessee's breach and abandonment and recover rent as it becomes due, if lessee has the right to sublet or assign, subject only to reasonable limitations). Accordingly, if Landlord does not elect to terminate this Lease on account of an Event of Default by Tenant, then Landlord may from time-to-time without terminating this Lease, enforce all its rights and remedies under this Lease, including the right to recover all Rent as it becomes due.

(C) **Right to Cure.** If Tenant should fail to make any payment or cure any default hereunder within the time herein permitted, Landlord, without being under any obligation to do so and without thereby waiving such default, may make such payment and/or remedy such other default for the account of Tenant (and enter the Premises for such purpose), and thereupon Tenant shall be obligated to, and hereby agrees to pay Landlord, upon demand, (i) all costs, expenses and disbursements incurred by Landlord in taking such remedial action, (ii) an amount equal to fifteen percent (15%) of the foregoing for Landlord's overhead and administrative expenses and (iii) interest on the foregoing at the Interest Rate from the date of Landlord's payment thereof. The foregoing amounts shall be deemed Additional Rent.

(D) **Mitigation.** For the purposes of this Section 10.2, Tenant's right to possession shall not be deemed to have been terminated by (a) efforts of Landlord to relet the Premises, (b) Landlord's acts of maintenance or preservation with respect to the Premises, or (c) Landlord's appointment of a receiver to protect Landlord's interests hereunder. The foregoing enumerations are not exhaustive and are merely illustrative of acts which may be performed by Landlord without terminating Tenant's right to possession. Except as required by applicable law, Landlord shall have no obligation to mitigate its damages. If Landlord is required by applicable law to mitigate its damages under this Lease: (i) Landlord shall be required only to use reasonable efforts to mitigate, which shall not exceed such efforts as Landlord generally uses to lease other space at the Project; (ii) Landlord will not be deemed to have failed to mitigate if Landlord leases any other portions of the Project before reletting all or any portion of the Premises; and (iii) any failure to mitigate as required herein with respect to any period of time shall only reduce the Rent and other amounts to which Landlord is entitled hereunder. Tenant hereby acknowledges and agrees that the value of the Project depends on the rental rates and terms of the Project leases, and Tenant further acknowledges and agrees that Landlord's rejection of a prospective replacement tenant based on an offer of rentals below Landlord's published rates for new leases of comparable space at the Project at the time in question, or at Landlord's option, below the rates provided in this Lease, or containing terms less favorable that those contained herein, shall not give rise to a claim by Tenant that Landlord failed to mitigate its damages.

(E) **No Waiver.** Waiver by Landlord of any breach of any obligation by Tenant shall be effective only if it is in writing, and shall not be deemed a waiver of any other breach, or any subsequent breach of the same obligation. Landlord's acceptance of payment by Tenant shall not constitute a waiver of any breach by Tenant, and if the acceptance occurs after Landlord's notice to Tenant, or termination of this Lease or of Tenant's right to possession, the acceptance shall not affect such notice or termination, and if the acceptance occurs after commencement of a legal proceeding or final judgment, the acceptance shall not affect such proceeding or judgment. No acceptance of a lesser amount than the Rent herein stipulated shall be deemed a waiver of Landlord's right to receive the full amount due, nor shall any endorsement or statement on any check or payment or any letter accompanying such check or payment be deemed an accord and satisfaction, and Landlord may accept such check or payment without prejudice to Landlord's right to recover the full amount due and Landlord's acceptance of such check or payment does not constitute a waiver of any rights, including any right Landlord may have to recover possession of the Premises. The acceptance of Rent or of the performance of any other term or provision from any person or entity other than Tenant, including any assignee or other transferee, shall not constitute a waiver of Landlord's right to approve any Transfer. Tenant acknowledges that this Section 10.2(E) imparts actual notice to Tenant, pursuant to California Code of Civil Procedure Section 1161.1(c), that Landlord's acceptance of partial payment of Rent does not constitute a waiver of any rights, including any right Landlord may have to recover possession of the Premises.

(F) **Waiver of Right to Redemption.** Tenant (for itself and all others claiming through Tenant) hereby irrevocably waives and releases its rights to redemption and reinstatement under any present or

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future case law or statutory provision (including, without limitation, Sections 473, 1174 and 1179 of the California Code of Civil Procedure and Section 3275 of the California Civil Code) in the event that Tenant is dispossessed from the Premises for any reason.

10.3. Remedies Cumulative.

Any and all remedies set forth in this Lease: (i) shall be in addition to any and all other remedies Landlord may have at law or in equity, (ii) shall be cumulative, and (iii) may be pursued successively or concurrently as Landlord may elect. In addition to the other remedies in this Lease, Landlord shall be entitled to the restraint by injunction of the violation or attempted violation of any of the provisions of this Lease. To the extent allowed by applicable law, the exercise of any remedy by Landlord shall not be deemed an election of remedies or preclude Landlord from exercising any other remedies in the future. Except as provided to the contrary in this Lease, Tenant hereby waives, so far as permitted by law, for and on behalf of itself and all persons claiming through and under Tenant (including any leasehold mortgagee or other creditor), the service of any notice of intention to re-enter provided for in any Governmental Regulations.

10.4. Landlord's Defaults and Tenant's Remedies.

Landlord shall not be in default hereunder unless Landlord fails to observe or perform any material covenant, agreement or obligation to be performed by Landlord under this Lease, and such failure continues (subject to the next sentence) for 30 days after written notice thereof by Tenant to Landlord. If any default by Landlord cannot reasonably be remedied within 30 days after Landlord has received written notice of such default from Tenant, then Landlord shall have such additional time as shall be reasonably necessary to remedy such default, provided that during such time Landlord is continuously and diligently pursuing the remedy necessary to cure such default, before Tenant may exercise its rights hereunder. In the event Landlord fails to cure a default as provided above, Tenant shall have the right (so long as no Event of Default exists) to exercise such rights and remedies to which it may be entitled at law or in equity upon such default of Landlord except to the extent expressly limited by this Lease; provided, however, if Tenant recovers any judgment against Landlord for a default by Landlord of this Lease, the judgment shall be satisfied only out of the interest of Landlord in the Building and neither Landlord nor any other Indemnified Party (as defined below) shall be personally liable for any such default or for any deficiency or any other matter hereunder. Additionally, in no event shall Tenant have the right to seek and Landlord shall not be liable for any consequential or punitive damages or interruption or loss of business, income or profits. In the event of the sale or transfer of Landlord's interest in the Building, Landlord shall be released from all obligations and liabilities accruing thereafter under this Lease.

Section 11. Quiet Enjoyment

Tenant, on payment of the Rent and performance of the covenants and agreements set forth herein, shall peaceably and quietly have, hold and enjoy the Premises and all rights, easements, appurtenances and privileges belonging or in any way appertaining thereto during the Lease Term without interruption or hindrance of any person claiming through Landlord, subject to the terms and conditions of this Lease and any mortgage, deed of trust or agreement to which Landlord's interest in this Lease is subordinate pursuant to Section 12.1 below or otherwise under this Lease.

Section 12. Subordination.

12.1. Subordination.

Tenant covenants and agrees with Landlord that this Lease is subject and subordinate to any mortgage, deed of trust, ground lease and/or security agreement which may now or hereafter encumber the Project or any interest of Landlord therein, and to any advances made on the security thereof and to any and all increases, renewals, modifications, consolidations, replacements and extensions thereof. This clause shall be self-operative, and no further instrument of subordination need be required by any owner or holder of any such ground lease, mortgage, deed of trust or security agreement. In confirmation of such subordination, however, at Landlord's written request, Tenant shall execute a subordination agreement that Landlord or an Interest Holder may request within ten (10) days after being requested by Landlord to do so. In the event of the enforcement by the ground lessor, the mortgagee, the trustee, the beneficiary or the secured party (any such party being herein referred to as "**Interest Holder**") under any such ground lease, mortgage, deed of trust or security agreement (such documents being referred to herein as "**Mortgage Documents**") of the remedies provided for by law or by such Mortgage Documents, and the Interest Holder (or any person or party succeeding to the interest of Landlord as a result of such enforcement) shall thereby become the owner of the Premises, Tenant, upon written request of the Interest Holder or successor in interest, will attorn to and automatically become the tenant of such Interest Holder or successor in interest without any change in the terms or other provisions of this Lease; provided, however, that such Interest Holder or successor in interest shall not be bound by (i) any payment of Rent for more than one month in advance except prepayments in the nature of security for the performance by Tenant of its obligations under this Lease, (ii) any amendment or modification of this Lease made without the written consent of such Interest Holder or such successor in interest, (iii) any act or omission of Landlord under this Lease occurring prior to such conveyance except for such repair and maintenance obligations of a continuing nature, or (iv) the return of any security deposit

paid by Tenant except to the extent that the security deposit has actually been paid to such Interest Holder or successor in interest. Upon request by such Interest Holder or successor in interest, whether before or after the enforcement of its remedies, Tenant shall execute and deliver within ten (10) days after being requested to do so, an instrument or instruments confirming and evidencing the attornment herein set forth.

12.2. Subordination of Mortgage Documents.

Notwithstanding anything to the contrary set forth in Section 12.1, above, any Interest Holder may at any time subordinate its lien to this Lease in whole or in part, without any need to obtain Tenant's consent, and without regard to their respective dates of execution, delivery or recordation. In that event, to the extent set forth in such document, the Interest Holder shall have the same rights with respect to this Lease as would have existed if this Lease had been executed, and a memorandum thereof recorded, prior to the execution, delivery and recordation of the mortgage or deed of trust. In confirmation of such subordination, however, Tenant shall execute any appropriate certificate or instrument that Landlord or the Interest Holder may request within ten (10) days after being requested to do so.

12.3. Notice and Right to Cure.

Tenant shall send by registered or certified mail to any Interest Holder that shall have notified Tenant in writing that it is the holder of such interest in or lien upon the Premises, a copy of any notice of default sent by Tenant to Landlord. If Landlord fails to cure such default within the required time period under this Lease, but Interest Holder begins to cure within twenty (20) days after such period and proceeds diligently to complete such cure, then the Interest Holder shall have such additional time as is necessary to complete such cure, including any time necessary to obtain possession if possession is necessary to cure, and Tenant shall not begin to enforce its remedies so long as the cure is being diligently pursued.

Section 13. Indemnification and Waiver.

Tenant shall indemnify, defend (by counsel reasonably satisfactory to Landlord) and hold harmless Landlord and Landlord's agents, partners, parents, affiliates, divisions and subsidiaries and each of their respective directors, officers, partners, principals, shareholders, managing members, managers, owners, lenders, agents, employees and representatives and successors and assigns (herein, Landlord and such other parties are collectively referred to as the "**Indemnified Parties**" and each, an "**Indemnified Party**") from and against any and all claims, demands, penalties, fines, actions (including informal proceedings), settlements, judgments, losses, liabilities, damages (including, but not limited to, punitive and consequential damages), costs and expenses, including attorneys' fees and costs (including those incurred in connection with the defense or prosecution of the indemnifiable claim and those incurred in connection with the enforcement of this provision) and consultant's fees, court costs and other litigation expenses of whatever kind or nature, known or unknown, contingent or otherwise, incurred or suffered by or asserted against such Indemnified Party (collectively, "**Claims**"), arising from any cause whatsoever in the Premises (including, but not limited to, Claims resulting in whole or in part from the active negligence of the Indemnified Party), unless caused by the gross negligence or intentional misconduct of such Indemnified Party. In addition, Tenant shall further indemnify, defend (by counsel reasonably satisfactory to Landlord) and hold harmless the Indemnified Parties from and against any and all Claims arising from (i) Tenant's use or occupancy of the Premises, the conduct of Tenant's business or any activity, work or things done, permitted or suffered by Tenant in or about the Premises, (ii) any breach or default in the performance of any obligation on Tenant's part to be performed under the terms of this Lease, and/or (iii) any acts, omissions, negligence, or willful or criminal misconduct of Tenant or any of Tenant's agents, contractors, subcontractors, subtenants, licensees, employees or invitees (herein, Tenant and such other parties are collectively referred to as the "Tenant Parties" and, each, a "**Tenant's Party**"). Tenant, as a material part of the consideration to Landlord, hereby assumes all risk of damage to property or injury to persons in, upon or about the Premises arising from any cause; and Tenant hereby waives all claims in respect thereof against the Indemnified Parties (including, but not limited to, Claims resulting in whole or in part from the active negligence of the Indemnified Party), unless caused by the gross negligence or intentional misconduct of such Indemnified Party. Tenant's obligations under this section shall survive the expiration or earlier termination of this Lease.

Section 14. Surrender.

Upon the expiration or earlier termination of this Lease, Tenant shall peaceably leave and surrender the Premises to Landlord broom clean and free of debris and otherwise in the condition in which the Premises are required to be maintained by the terms of this Lease, reasonable wear and tear and damage by casualty which Tenant is not obligated to restore under this Lease excepted. Tenant shall surrender all keys for the Premises to Landlord at the place then fixed for the payment of Rent (or as otherwise directed by Landlord) and shall inform Landlord of the combinations to all locks and safes in the Premises. Tenant shall, at its expense, remove from the Premises on or prior to expiration or earlier termination of this Lease (i) all furnishings, fixtures and equipment (including all wires and cabling) situated thereon, (ii) those Alterations that Landlord requires Tenant to remove pursuant to Section 3.3 hereof and (iii) those items of personalty that Tenant brings into the Premises, and Tenant shall restore any damage caused by such removal. Notwithstanding the foregoing, Tenant shall not remove any Building systems or any associated equipment, conduits or fixtures, including, without limitation any plumbing,

electrical, heating, ventilation and air conditioning, lighting, life safety, sprinkler and sewer systems from the Premises, regardless of whether the same were installed by or on behalf of, or at the expense of, Tenant or Landlord, in each case without first obtaining Landlord's prior written consent pursuant to Section 3.2(A); provided, however, Landlord shall have the right, upon the expiration or earlier termination of this Lease, to require Tenant to remove any such items to the extent the same were installed by or on behalf of, or at the expense of, Tenant, and Tenant shall restore any damage caused by such removal. Any items not removed by Tenant as provided above, shall, at Landlord's option, either (i) become the property of Landlord upon the expiration or earlier termination of this Lease and shall be conclusively presumed to have been conveyed to Landlord under this Lease via a bill of sale without further payment or credit by Landlord to Tenant or (ii) may be removed by Landlord and stored and/or retained or sold by Landlord and all the costs of such removal, storage and disposition as well as the cost of repairing any damage caused by such removal, shall be borne by Tenant. Tenant's obligation under this paragraph shall survive the expiration or earlier termination of this Lease.

Section 15. Hazardous Materials.

15.1. Hazardous Substances.

(A) **Definitions.** As used in this Lease, the term "**Hazardous Substance**" shall mean any product, substance, or waste whose presence, use, manufacture, disposal, transportation, or release, either by itself or in combination with other materials expected to be on the Premises or the Project, is (i) potentially injurious to the public health, safety or welfare, the environment or the Premises or the Project, (ii) regulated or monitored by any governmental authority, (iii) a basis for potential liability of Landlord to any governmental agency or third party under any applicable statute or common law theory, or (iv) is defined, listed or otherwise classified as a "hazardous substance," "hazardous material," "hazardous waste," "extremely hazardous waste," "acutely hazardous waste," "radioactive waste," "infectious waste," "biohazardous waste," "toxic substance," "pollutant," "toxic pollutant," "contaminant" or similar substances under any Governmental Regulations. Hazardous Substances shall include, but not be limited to, PCB's hydrocarbons, petroleum, gasoline, asbestos and/or crude oil or any products, by-products or fractions thereof. As used in this Lease, the term "**Reportable Use**" shall mean (1) the installation or use of any above ground storage tank, (2) the generation, possession, storage, use, transportation, release or disposal of a Hazardous Substance that requires a permit from, or with respect to which a report, notice, registration or business plan is required to be filed with, any governmental authority, and/or (3) the presence at the Premises or the Project of a Hazardous Substance with respect to which any Governmental Regulations require that a notice be given to persons entering or occupying the Premises, the Project or neighboring properties.

(B) **Reportable Uses and Hazardous Substances Require Consent.** Tenant shall not engage in any activity in or on the Premises or the Project that constitutes a Reportable Use of Hazardous Substances, nor, except for ordinary and general office supplies, such as copier toner, liquid paper, glue, ink and common household cleaning materials (some or all of which may constitute Hazardous Substances) used for their intended purposes and in accordance with the manufacturer's directions and Governmental Regulations, shall Tenant or Tenant Parties generate, possess, store, use, release or dispose of any Hazardous Substances in, on, under or about the Premises, the Building or the Project, without the express prior written consent of Landlord, which consent may be withheld in Landlord's sole and absolute discretion and shall be conditioned on, among other factors, Tenant's timely compliance (at Tenant's expense) with all Governmental Regulations. In addition, Landlord may condition its consent to any Reportable Use upon receiving such additional assurances as Landlord deems necessary to protect itself, the public, the Premises, the Building, the Project and/or the environment against damage, contamination, injury and/or liability, including, but not limited to, the installation (and removal on or before the expiration or termination of this Lease) of protective modifications (such as concrete encasements).

(C) **Duty to Inform Landlord.** If Tenant knows, or has reasonable cause to believe, that a Hazardous Substance has come to be located in, on, under or about the Premises or the Project, Tenant shall immediately give written notice of such fact to Landlord, and promptly provide Landlord with a copy of any report, notice, claim or other documentation which it has concerning the presence of such Hazardous Substance.

(D) **Tenant Remediation.** Tenant shall not cause or permit any Hazardous Substance to be spilled or released in, on, under, or about the Premises or the Project (including through the plumbing or sanitary sewer system) and shall promptly, at Tenant's sole cost and expense, take all investigatory and/or remedial action reasonably recommended, whether or not formally ordered or required, for the cleanup of any contamination of, and for the maintenance, security and/or monitoring of the Premises, the Project or neighboring properties, (i) that was caused by Tenant or any Tenant Party, or (ii) pertaining to or involving any Hazardous Substance brought onto the Project or any portion thereof by or for Tenant or any Tenant Party, or (iii) pertaining to or involving any Hazardous Substance brought onto the Premises during the Lease Term. Without limiting the foregoing, Tenant shall be solely responsible for any investigations or remediation measures by governmental entities having jurisdiction with respect to the foregoing.

15.2. Tenant's Compliance with Governmental Regulations.

Tenant shall obtain, maintain and strictly comply with, at Tenant's sole cost and expense, any and all Governmental Regulations related to Tenant's generation, possession, storage, use, release or disposal of any

Hazardous Substance in or about the Premises, the Building or the Project (if the same is permitted under this Lease). Except as otherwise provided in this Lease, Tenant shall, at Tenant's sole expense, fully, diligently and in a timely manner comply with all requirements of any applicable fire insurance underwriter or rating bureau, and the reasonable recommendations of Landlord's engineers and/or consultants which relate to the use of Hazardous Substances in the Premises or the Project, without regard to whether said requirements are now in effect or become effective after the Commencement Date. Tenant shall, within ten (10) business days after receipt of Landlord's written request, provide Landlord with copies of all permits and other documents in Tenant's possession or control, evidencing Tenant's compliance with any Governmental Regulations specified by Landlord, and shall immediately upon receipt by Tenant, notify Landlord in writing (and immediately provide to Landlord copies of any documents involved) of any threatened or actual claim, notice, citation, warning, complaint or report pertaining to or involving the failure of Tenant or the Premises to comply with any Governmental Regulations or the provisions of this Section 15.

15.3.   Inspection: Compliance.

Landlord and Landlord's Lender and consultants shall have the right to enter the Premises at reasonable times as provided in Section 24.

15.4.   Tenant Indemnification.

Tenant shall indemnify, defend (with counsel reasonably acceptable to Landlord) and hold harmless each of the Indemnified Parties from and against any and all Claims (including, without limitation, diminution in value of the Project or portion thereof) arising out of or involving (i) any Hazardous Substance in, on, under or about the Premises or the Project that was caused by Tenant or any Tenant Party, or (ii) pertaining to or involving any Hazardous Substance brought onto the Project or any portion thereof by or for Tenant or any Tenant Party, or (iii) pertaining to or involving any Hazardous Substance brought onto the Premises during the Lease Term. Tenant's obligations shall include, but not be limited to, the effects of any contamination or injury to person, property or the environment created or suffered by Tenant, and the cost of investigation, removal, remediation, restoration and/or abatement, and shall survive the expiration or termination of this Lease. No termination, cancellation or release agreement entered into by Landlord and Tenant shall release Tenant from its obligations under this Lease with respect to Hazardous Substances, unless Landlord specifically agrees thereto in writing at the time of such agreement and such agreement specifically identifies this Section 15 of this Lease. The indemnity set forth in this Section 15.4 is in addition to any other indemnity of the Indemnified Parties set forth in this Lease, under applicable Governmental Regulations or otherwise.

15.5.   Hazardous Substance Disclosure.

Gasoline and other automotive fluids may be found in the parking areas of the Project. Cleaning, lubricating and hydraulic fluids used in the operation and maintenance of the Project may be found in the utility areas of the Project not generally accessible to Building occupants or the public. Many of the Building's occupants use copy machines and printers with associated fluids and toners, and pens, markers, inks, and office equipment that may contain hazardous substances. Certain adhesives, paints and other construction materials and finishes used in portions of the Project may contain hazardous substances. Although smoking is prohibited in the public areas of the Building, these areas may, from time to time, be exposed to tobacco smoke. Occupants of the Building and other persons entering the Project from time-to-time may use or carry prescription and non-prescription drugs, perfumes, cosmetics and other toiletries, and foods and beverages, some of which may contain Hazardous Substances. Further, certain portions of the Building may contain asbestos-containing materials ("ACM") in the form of fireproofing on structural elements, heat insulation sealed within fire doors, and small areas of resilient floor tile, but these areas are generally inaccessible to occupants and visitors of the Building, such as machinery and utility rooms, the inside of sealed walls and above suspended ceilings. Landlord has made no special investigation of the Premises with respect to any Hazardous Substances.

Section 16.   Holding Over.

If Tenant remains in occupancy of any portion of the Premises after the expiration or earlier termination of the Lease Term, Tenant shall become a month to month tenant (if consented to in writing by Landlord) or a tenancy at sufferance (if not consented to in writing by Landlord) upon all terms of this Lease as might be applicable to such tenancy, except that Tenant shall pay Base Rent at a rate equal to one hundred fifty percent (150%) of the Base Rent effective immediately prior to such holdover. The foregoing shall not be construed as giving Tenant the right to remain in possession of the Premises after expiration of the Lease Term, and Tenant will pay to Landlord, upon request, all damages that Landlord may suffer on account of Tenant's failure to surrender possession as and when aforesaid and will indemnify, defend (with counsel reasonably acceptable to Landlord) and hold Landlord harmless against all Claims arising out of Tenant's delay in so delivering possession, including Claims of any succeeding tenant. No acceptance of Rent payable pursuant to this Section 16 by Landlord shall be construed to extend the Lease Term or operate as a waiver of Landlord's right to regain immediate possession of the Premises by summary proceedings or any other remedy.

Section 17. Landlord's Right to Relocate Tenant.

Intentionally Ommitted.

Section 18. Notices.

Any notice which either party is required or may desire to give to the other shall be in writing and sent by United States certified mail, return receipt requested, postage prepaid, or by Federal Express or similar generally recognized overnight courier regularly providing proof of delivery, addressed to the parties as set forth in Section 1.1(A), (B) and (C) of this Lease (subject to the right of any party to designate a different address for its receipt of notices hereunder within the 48 contiguous continental United States of America by notice duly given). Any notice so given shall be deemed to have been given as of the first to occur of (i) actual delivery, (ii) if mailed, the second business day after being deposited in the U.S. Mail, proper postage prepaid, addressed as provided above, or (iii) if sent by overnight courier, on the first business day after being delivered to such courier with all charges for overnight delivery having been prepaid. Any attempt to give notice in a different manner (including by fax or email) shall not be deemed delivered unless the recipient elects, in its sole and absolute discretion, to deem such notice delivered.

Section 19. Broker's Representation.

Landlord and Tenant hereby represent and warrant each to the other that, other than Landlord's Broker and Tenant's Broker, they have not employed any other agents, brokers, finders or other such parties in connection with this Lease, and each agrees that they shall indemnify, defend and hold the other harmless from and against any and all claims of all other agents, brokers, finders or other such parties claiming by, through or under the respective indemnifying party. The obligations set forth in this Section 19 shall survive the cancellation or termination of this Lease.

Section 20. Estoppel Certificates and Financial Statements.

20.1. Estoppel Certificates.

At any time and from time to time, within ten (10) days after request by Landlord, Tenant shall execute and deliver to Landlord a written estoppel certificate in form and substance provided by Landlord or any Interest Holder or prospective Interest Holder, buyer or investor. Any such certificate may be relied upon by Landlord and any mortgagee, beneficiary, ground or underlying lessor, purchaser or prospective purchaser of the Project or any interest therein. If Tenant fails to so execute and deliver any such certificate within ten (10) days after written request therefor, such failure shall (i) be conclusive and binding upon Tenant that all information set forth in the form of certificate provided to Tenant is true and accurate, and (ii) at the option of Landlord constitute an Event of Default.

20.2. Financial Statements.

At any time and from time to time, within ten (10) days after request by Landlord, Tenant shall furnish Landlord with Tenant's most recent audited financial statements, or, if no such audited statements have been prepared, such other financial statements as may have been prepared by an independent certified public accountant, or failing those, Tenant's internally prepared accounting statements. In any event Tenant's financial statements shall not be dated more than twelve (12) months prior to the date of Landlord's request. If Tenant is a publicly traded corporation, Tenant may satisfy its obligations hereunder by providing to Landlord, Tenant's recent annual and quarterly reports. Tenant shall not be required to deliver the financial statements required under this section more than once every twelve (12) month period unless requested by an Interest Holder or prospective Interest Holder, buyer or investor, or if an Event of Default occurs hereunder. Tenant's failure to provide financial statements as required by this section or if any financial statements so provided are found to be intentionally false or misleading shall at the option of Landlord constitute an Event of Default on the part of Tenant hereunder.

Section 21. Limitation of Liability.

Any liability of Landlord under this Lease shall be limited solely to Landlord's equity in the Building, and in no event shall personal liability be asserted against Landlord in connection with this Lease, nor shall any recourse be had to any other property or assets of Landlord or against any property or assets of any other Indemnified Party. If Landlord shall at any time transfer its interest in the Building or this Lease, Landlord shall be released of any obligations occurring after such transfer, and Tenant shall look solely to Landlord's successors for performance of such obligations.

Section 22. Unrelated Business Income.

If Landlord is advised by its counsel at any time that any part of the payments by Tenant to Landlord under this Lease may be characterized as unrelated business income under the United States Internal Revenue Code and its regulations, as each of the same may be amended, then Tenant shall enter into any

amendment proposed by Landlord to avoid such income, so long as the amendment does not require Tenant to make more payments or accept fewer services from Landlord, than this Lease provides.

Section 23. ERISA.

Tenant represents and warrants that it is not and is not acting on behalf of (i) an "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) a "plan" within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended or (iii) an entity deemed to hold "plan assets" within the meaning of 29 C.F.R. § 2510.3 101 of any such employee benefit plan or plans.

Section 24. Rights Reserved to Landlord.

Landlord shall at all reasonable times have the right to enter the Premises to inspect them, to supply services in accordance with this Lease, to provide maintenance and make repairs and renovations to the Premises or the Project as reasonably deemed necessary by Landlord, and to show the Premises to prospective or actual purchasers or encumbrance holders (or, during the final six (6) months of the Lease Term or when an uncured Default exists, to prospective tenants), all without being deemed to have caused an eviction of Tenant and without abatement of Rent except as provided elsewhere in this Lease. If reasonably necessary, Landlord may temporarily close all or a portion of the Premises to perform repairs, alterations and additions. Except in emergencies or to provide Building services, Landlord shall provide Tenant with reasonable prior verbal notice to entry and shall use reasonable efforts to minimize any interference with Tenant's use of the Premises. Without limiting the foregoing, the following rights, exercisable without notice and without affecting any of Tenant's obligations under this Lease, are all reserved by Landlord: (1) to regulate access to telephone, electrical and other utility lines and closets in the Project and to require use of designated contractors for any work involving access to the same; (2) to approve, in its discretion and prior to installation, any shades, blinds, ventilators or window treatments of any kind, as well as any lighting within the Premises that may be visible from the exterior of the Premises; (3) to approve the weight, size, placement and time and manner of movement within the Premises and the Project of any safe or other heavy article of Tenant's personal property, without any liability on account of such approval; (4) make changes to the design and layout of the Project, including, without limitation, changes to driveways, entrances, loading and unloading areas, direction of traffic, landscaped areas and walkways, and parking areas; (5) use or close temporarily the Common Areas and/or other portions of the Project while engaged in making improvements, repairs and alterations to the Building, the Project, or any portion thereof; and (6) perform such other acts and make such other changes with respect to the Project and the Building, as Landlord may, in the exercise of its sole but good-faith business judgment, deem to be appropriate or desirable, including, without limitation, adding additional improvements and one or more additional buildings to the Project.

Section 25. Security Deposit.

Concurrent with its execution of this Lease, Tenant shall deposit with Landlord the Security Deposit. The Security Deposit shall be held by Landlord, without interest, as security for the performance by Tenant of its obligations under this Lease. The Security Deposit is not an advance payment of Rent or a measure of Landlord's damages in the event of a default by Tenant. If at any time during the Lease Term, Tenant fails to pay when due Rent owed by Tenant hereunder (after the expiration of applicable notice and cure periods, if any), then Landlord may at its option apply any portion of the Security Deposit to the payment of such overdue sums. If Tenant defaults under any other obligation of Tenant under this Lease (after the expiration of applicable notice and cure periods, if any), then Landlord, in its sole and absolute discretion, may apply as much of Security Deposit as necessary, to compensate Landlord for loss, cost or damage incurred or sustained by Landlord as the result of such default (including, without limitation, the cost incurred by Landlord to remedy such default and including any interest accrued in connection with any overdue sums). If any portion of the Security Deposit is applied by Landlord as provided herein, Tenant shall, upon demand, remit to Landlord an amount sufficient to restore the Security Deposit to its original amount. Tenant's failure to remit such amount within ten (10) days of demand shall constitute an Event of Default under this Lease. Landlord shall remit to Tenant any balance of the Security Deposit remaining at the expiration or earlier termination of this Lease. Landlord may comingle the Security Deposit and shall not be required to keep it separate from its general funds.

In the event of the sale or transfer of Landlord's interest in the Building, Landlord shall transfer the Security Deposit to such purchaser (by a credit to the purchase price or otherwise), in which event Tenant shall look only to the new landlord for the return of the Security Deposit, and Landlord shall thereupon be released from all liability to Tenant for the return of the Security Deposit.

Tenant hereby waives the provision of California Civil Code Section 1950.7 (as may hereinafter be amended), and all other provisions of law now in force or that become in force after the date of execution of this Lease, that provide that Landlord may claim from a security deposit only those sums reasonably necessary to remedy any defaults in the payment of Rent, to repair damage caused by Tenant, or to clean the Premises. Without limiting the foregoing, notwithstanding the provisions of California Civil Code Section 1950.7, Landlord and Tenant agree that Landlord, in addition, may claim those sums reasonably necessary to compensate Landlord for any other foreseeable or unforeseeable loss or damage (including, without limitation, loss of future rent) caused by the acts or omission of Tenant or Tenant's officers, agents, employees, independent contractors, or invitees.

Section 26. Other Matters.

26.1. Captions.

Captions of this Lease are solely for convenience of reference and shall not in any way limit or amplify the terms and provisions hereof.

26.2. Partial Invalidity.

If any term, covenant or condition of this Lease or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Lease or the application of such term, covenant or condition to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby and each term, covenant or condition of this Lease shall be valid and be enforced to the fullest extent permitted by law.

26.3. Entire Agreement: Amendment.

All understandings and agreements, oral or written, previously made between the parties are merged into this Lease and this Lease fully and completely expresses the agreement between Landlord and Tenant. Tenant expressly agrees and acknowledges that neither Landlord nor any other Indemnified Party has made any representations or warranties concerning the Premises, the Building or the Project except those expressly set forth in this Lease and Tenant is not relying on any express or implied representation or warranty except those expressly set forth herein. This Lease cannot be amended or modified except by a written instrument executed by Landlord and Tenant.

26.4. Governing Law.

This Lease shall be governed by and construed in accordance with the internal laws of the State of California.

26.5. Successors and Assigns.

Subject to Section 8 and Section 12, the conditions, covenants and agreements contained in this Lease shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns (which successors and assigns, include, without limitation, the estate, heirs, executors, administrators, legatees and personal representatives of Tenant, if Tenant is an individual). If Tenant is an individual, any married person who executes this Lease thereby obligates his or her separate property as well as his or her share of the community property for the performance of this Lease, and if no signature for a spouse appears below for any individual Tenant, then such Tenant represents and warrants that he/she is an unmarried person.

26.6. Waiver.

No failure by either party to exercise, or delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof, or the exercise of any other right, power or privilege.

26.7. Litigation and Arbitration Costs.

If, on account of any breach or default by Tenant in Tenant's obligations under the terms and conditions of this Lease, it shall become reasonably necessary or appropriate for Landlord to employ or consult with an attorney or collection agency concerning or to enforce or defend any of Landlord's rights or remedies arising under this Lease or to collect any sums due from Tenant, Tenant agrees to pay all reasonable costs and fees so incurred by Landlord, including, without limitation, reasonable attorneys' fees and costs, including the fees, costs and disbursements of consultants, professionals, paralegals, whether at trial, appeal and/or in bankruptcy court, all of which will be deemed to have accrued on the commencement of such action and shall be enforceable whether or not such action is prosecuted to judgment. To the fullest extent permitted by law, such fees, costs and disbursements will be based upon the actual and reasonable fees, costs and disbursements incurred and not by reference to the amount in controversy. In the event of any litigation or arbitration between Tenant and Landlord to enforce any provision of this Lease or any right of either party hereto, the unsuccessful party to such litigation or arbitration shall pay to the successful party all costs and expenses, including reasonable attorneys' fees, taxable and non-taxable costs and disbursements including the fees and disbursements of consultants, professionals and paralegals incurred by the non-breaching party in enforcing the other party's obligations, whether or not a legal action is commenced, including the costs of preparing and presenting default notices, demand letters and similar non-judicial enforcement activities incurred by the successful party therein.

26.8. Counterparts.

This Lease may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which, when taken together, shall constitute one and the same agreement.

26.9. Modifications to Lease.

If, in connection with Landlord's obtaining financing for the Project, the proposed lender shall request reasonable modification of this Lease as a condition of such financing, Tenant shall not unreasonably withhold, condition or delay its agreement to such modifications so long as such modifications do not materially increase the obligations or materially and adversely affect the rights of Tenant under this Lease.

26.10. Time of the Essence.

Time is of the essence of each provision of this Lease.

26.11. No Presumption Against Drafter.

Landlord and Tenant understand, agree, and acknowledge that this Lease has been freely negotiated by both parties; and in any controversy, dispute, or contest over the meaning, interpretation, validity, or enforceability of this Lease or any of its terms or conditions, there shall be no inference, presumption, or conclusion drawn whatsoever against either party by virtue of that party having drafted this Lease or any portion thereof.

26.12. Access Controls.

Landlord may from time to time establish controls for the purpose of regulating access to and use of the Project; provided, however, Landlord does not warrant the efficacy of any such controls or any personnel, services, procedures or equipment employed to implement such control and Landlord shall not be responsible or liable in any manner for failure of any such personnel, services, procedures or equipment to prevent or control, or apprehend anyone suspected of, personal injury or property damage in, on or around the Project. Tenant shall abide by all such controls so established.

26.13. WAIVER OF TRIAL BY JURY.

UNLESS PROHIBITED BY LAW, EACH PARTY WAIVES TRIAL BY JURY IN THE EVENT OF ANY LEGAL PROCEEDING BROUGHT BY THE OTHER IN CONNECTION WITH THIS LEASE. EACH PARTY SHALL BRING ANY ACTION AGAINST THE OTHER IN CONNECTION WITH THIS LEASE IN A FEDERAL OR STATE COURT LOCATED IN THE DISTRICT WHERE THE PROJECT IS LOCATED, CONSENTS TO THE JURISDICTION OF SUCH COURTS, AND WAIVES ANY RIGHT TO HAVE ANY PROCEEDING TRANSFERRED FROM SUCH COURTS ON THE GROUND OF IMPROPER VENUE OR INCONVENIENT FORUM.

26.14. Areas Excluded From Demise.

The exterior walls of the Premises and the area beneath the finished floor of the Premises as well as the area above the finished ceiling level of the Premises are not demised hereunder, and the use thereof together with the right to install, maintain, use, repair and replace pipes, ducts, conduits, wires, plumbing, electrical and other systems as well as structural elements leading through or a part of the Premises in locations that will not materially interfere with Tenant's use thereof, are hereby reserved unto Landlord.

26.15. Rubbish.

No trash or garbage shall be stored in the Premises for in excess of twenty-four (24) hours and all trash or garbage shall be disposed of in containers or areas designated from time to time by Landlord. Tenant shall separate all recyclable items to the extent reasonably practical taking into account the cost so as to comply with any recycling efforts which may be undertaken from time to time by applicable governmental authorities, by the Landlord with respect to the Project or by the provider of the trash removal services.

26.16. Due Authorization.

Tenant hereby covenants, warrants and represents that: (1) the individual executing this Lease on its behalf is duly authorized to execute and deliver this Lease in accordance with the organizational documents of Tenant; (2) this Lease is binding upon Tenant; (3) Tenant is duly organized and legally existing in the state of its organization, and is qualified to do business in the state in which the Project is located; and (4) the execution and delivery of this Lease by Tenant will not result in any breach of, or constitute a default under any mortgage, deed of trust, lease, loan, credit agreement, partnership agreement or other contract or instrument to which Tenant is a party or by which Tenant may be bound. Landlord hereby covenants, warrants and represents that: (a) the individual executing this Lease on its behalf is duly authorized to execute and deliver this Lease in accordance with the organizational documents of Landlord; (b) this Lease is binding upon Landlord; (c) Landlord is duly organized and legally existing in the state of its organization, and is qualified to do business in the state in which the Project is located; and (d) the execution and delivery of this Lease by Landlord will not result in any breach of, or constitute a default under any mortgage, deed of trust, lease, loan, credit agreement, partnership agreement or other contract or instrument to which Landlord is a party or by which Landlord may be bound.

26.17. Force Majeure.

Both Landlord and Tenant shall be excused from performing their obligations or undertakings provided in this Lease, in the event, but only so long as the performance of any such obligations are prevented or delayed, retarded or hindered by an event of Force Majeure. In no event, however, shall a lack of money be grounds for Force Majeure, and in no event shall a Force Majeure excuse any failure by Tenant to make timely payments of Rent due under this Lease.

26.18. No Recording.

Neither this Lease nor any memorandum thereof shall be recorded in any public records.

26.19. OFAC Compliance.

Neither Tenant nor any of its affiliates, nor to its knowledge Tenant's broker acting in any capacity in connection with the transactions contemplated by this Lease, is or will be (a) conducting any business or engaging in any transaction or dealing with any person appearing on the U.S. Treasury Department's OFAC list of prohibited countries, territories, "specifically designated nationals ("**SDNs**") or "blocked person" (each a "Prohibited Person") (which lists can be accessed at the following web address: http://www.ustreas.gov/offices/enforcement/ofac/), including the making or receiving of any contribution of funds, goods or services to or for the benefit of any such Prohibited Person; (b) engaging in certain dealings with countries and organizations designated under Section 311 of the USA PATRIOT Act as warranting special measures due to money laundering concerns; (c) dealing in, or otherwise engaging in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224 dated September 24, 2001, relating to "Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism"; (d) a foreign shell bank or any person that a financial institution would be prohibited from transacting with under the USA PATRIOT Act; or (e) engaging in or conspiring to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempting to violate, any of the prohibitions set forth in (i) any U.S. anti-money laundering law, (ii) the Foreign Corrupt Practices Act, (iii) the U.S. mail and wire fraud statutes, (iv) the Travel Act, (v) any similar or successor statutes or (vi) any regulations promulgated under the foregoing statutes. Tenant shall provide documentary and other evidence of Tenant's identity and ownership as may be reasonably requested by Landlord at any time to enable Landlord to verify Tenant's identity or to comply with any legal request.

26.20. Confidentiality.

Tenant acknowledges and agrees that the terms of this Lease are confidential and constitute proprietary information of Landlord. Disclosure of the terms could adversely affect the ability of Landlord to negotiate other leases and impair Landlord's relationship with other tenants. Accordingly, Tenant agrees that it, and its partners, officers, directors, employees, agents and attorneys, shall not intentionally and voluntarily disclose the terms and conditions of this Lease to any newspaper or other publication or any other tenant or apparent prospective tenant of the Building or other portion of the Project, or real estate agent, either directly or indirectly, without the prior written consent of Landlord, provided, however, that Tenant may disclose on a confidential basis the terms to prospective subtenants or assignees under this Lease. The failure to fully comply with this Section 26.20 shall be deemed an Event of Default.

26.21 Roof Rights

: Landlord hereby grants to Tenant a license and permission to install and maintain satellite dishes and/or antennas ("**Antenna**"), on the roof of the Building in a location designated by Landlord ("**Licensed Area**"). Landlord reserves the right upon reasonable notice to Tenant to require either (a) the relocation of all Equipment installed by Tenant to another location on the roof of the Building, or (b) the removal of any or all of such Equipment should Landlord determine that its presence may result in damage to the Building and that Tenant has not made satisfactory arrangements to protect Landlord therefrom. Such removal or relocation of the Equipment shall be at Tenant's sole cost and expense. Tenant, at its sole cost and expense, shall provide insurance covering the use of the Equipment at the terms and limits described in the Lease. Moreover, should the exercise of Tenant's rights hereunder result in any increase in Landlord's insurance rates on the Building, Tenant shall promptly following demand reimburse Landlord for such additional expenses incurred by Landlord. Landlord shall not be liable for any loss, damage or injury of any kind whatsoever to the property of Tenant or the property or person, including death, of any of Tenant's employees, agents or invitees or of any other person whomsoever caused by any use of the Licensed Area or occasioned by the failure on the part of Tenant to maintain said Licensed Area in safe condition, or by any act or omission of Tenant or of any of Tenant's employees, agents or invitees, or arising from any other cause whatsoever; and Tenant, as a material part of the consideration of this License, hereby waives on its behalf all claims and demands against Landlord for any such loss, damage or injury suffered by Tenant, and hereby agrees to indemnify, defend and save Landlord free and harmless from liability for any such loss, damage or injury of third persons, and from all costs, expenses and charges arising therefrom or in connection therewith, including reasonable attorneys' fees. In addition, Tenant agrees to reimburse Landlord for the cost of repairing any damage to the Building caused by the exercise of Tenant's rights hereunder.

[The remainder of this page is intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Lease as of the day and year first above written.

LANDLORD:

ALTA SORRENTO OFFICE CENTER, LLC,
a Delaware limited liability company

By: MIG Real Estate, LLC,
      a Delaware limited liability company
      Its Manager

By: MIG Real Estate Services, LLC,
      a Delaware limited liability company
      Its Agent



By: _____
Name: Dave Batta
Its: COO

TENANT:

5BARZ INTERNATIONAL INC.
a Nevada Corporation



By: _____
Name: Daniel Bland
Title: C.E.O.

AS - 5BARz International V2.doc

28

EXHIBIT A

FLOOR PLAN OF THE PREMISES



THIS EXHIBIT IS DIAGRAMMATIC ONLY, IS INTENDED ONLY TO SHOW THE GENERAL LOCATION OF THE ITEMS DESIGNATED, AND IS NOT INTENDED TO SHOW THE EXACT LINES OF THE PREMISES OR THE EXACT DIMENSIONS OR CONFIGURATION OF THE PROJECT OR ANY PART THEREOF. FURTHER, REFERENCES TO TENANT NAMES ON THIS EXHIBIT SHALL IN NO MANNER CONSTITUTE ANY KIND OF REPRESENTATION OR WARRANTY AS TO PRESENT OR FUTURE OCCUPANCY OF SPACES AT THE PROJECT BY SUCH TENANTS.

AS - 5BARz International V2.doc

A-1

EXHIBIT B

RULES AND REGULATIONS

The following rules and regulations shall apply, where applicable, to the Premises, the Building and the Project (including, without limitation, to the parking areas associated therewith):

1.   Tenant shall not: (i) make or permit any objectionable or unpleasant noises or odors in the Project, or otherwise interfere in any way with other tenants, or (ii) solicit business or distribute in any portion of the Project any promotional materials; or (iii) conduct any activities that might constitute a nuisance.

2.   No animals, except seeing eye dogs, shall be brought into the Project.

3.   Corridor doors shall be kept closed when not in use. Sidewalks, doorways, vestibules, halls, stairways and similar areas shall not be obstructed or used by Tenant for any purpose other than ingress and egress to and from the Premises. No rubbish or material of any nature shall be placed those areas. Tenant shall not place in any trash box or receptacle any material which cannot be disposed of in the customary manner of trash disposal. All garbage and refuse disposal shall be made in accordance with directions issued from time to time by Landlord. Bicycles and other vehicles are not permitted inside or on the walkways outside the Building, except in those areas designated such purposes.

4.   Plumbing fixtures and appliances shall be used only for the purposes for which designed, and no trash or other unsuitable material shall be placed therein. Damage to any such fixtures or appliances from misuse by Tenant, its agents, employees or invitees, shall be paid for by Tenant.

5.   No nails, hooks or screws shall be inserted into any part of the Premises without Landlord's approval. Notwithstanding the foregoing, Tenant may insert reasonable mounting hardware including nails, hooks and screws in Premises to support installation of white boards, wall art, flat screen monitors and other standard wall mounting in a commercial office space.

6.   Tenant shall not place any additional lock(s) on any door in the Premises or Building without Landlord's prior written consent. A reasonable number of keys to the locks on the doors in the Premises shall be furnished by Landlord to Tenant at the cost of Tenant, and Tenant shall not have any duplicate keys made. All keys shall be returned to Landlord upon termination of this Lease. Tenant assumes all responsibility for protecting its Premises from theft.

7.   All contractors, contractor's representatives, and installation technicians performing work in the Building shall be subject to Landlord's prior approval and shall be required to comply with Landlord's construction rules, regulations, policies and procedures, including, without limitation, close-out requirements, as the same may be revised from time to time.

8.   Movement in or out of the Project of furniture or office equipment, or dispatch or receipt by Tenant of any merchandise or materials that require the use of elevators, stairways, lobby areas or loading dock areas shall be restricted to hours designated by Landlord. Landlord may prohibit any article, equipment or any other item from being brought into the Project. Tenant is to assume all risk for damage to articles moved and injury to any persons resulting from such activity. Tenant shall not suffer or permit anything in or around the Premises or Project that causes excessive vibration or floor loading in any part of the Project. If any equipment, property, and/or personnel of Landlord or of any other tenant is damaged or injured as a result of or in connection with any of the foregoing activities, Tenant shall be solely liable for any and all damage or loss resulting therefrom.

9.   No inflammable, explosive or dangerous fluid or substance shall be used or kept by Tenant in the Premises or Project.

10.   Tenant shall not use or occupy the Premises in any manner or for any purpose which would injure the reputation or impair the present or future value of the Premises or the Building or Project; without limiting the foregoing, Tenant shall not use or permit the Premises or any portion thereof to be used for lodging, sleeping or for any illegal purpose. Landlord reserves the right to exclude or expel from the Project any person who, in Landlord's judgment, is intoxicated or under the influence of liquor or drugs or who is in violation of any of the rules and regulations of the Project.

11.   Tenant shall not use more than its proportionate share of telephone lines available to the Building.

12.   Tenant shall not use any method of heating or air conditioning other than as provided by Landlord. Tenant shall not operate or maintain in the Premises or any other area of the Building or Project, any electrical equipment which does not bear the U/L (Underwriters Laboratories) seal of approval, or which would overload the electrical system or any part thereof beyond its capacity for proper, efficient and safe operation as determined by Landlord, taking into consideration the overall electrical system and the present and future requirements therefor in the Building. No cooking shall be permitted in the Premises except the use of U/L approved equipment for brewing

coffee, tea, and similar beverages, and the use of a U/L approved microwave oven for employee use, provided that such equipment and use are in accordance with all applicable federal, state, county and city laws, codes, ordinances, rules and regulations.

13. Tenant shall not install, maintain or operate any vending machines or similar machines upon the Premises without Landlord's written consent, which may be withheld in its sole and absolute discretion.

14. Without Landlord's prior written consent, Tenant shall not use the name of the Building or Project in promoting the business of Tenant except as Tenant's address, and Landlord shall have the right to change the name of the Building or Project from time to time.

15. No Tenant, employee or invitee shall go upon the roof of the Building. Tenant shall not install any radio or television antenna, or other devices on the roof or exterior walls of the Building. Tenant shall carry out Tenant's permitted Alterations in the Premises only during times approved by Landlord and in a manner which will not interfere with the rights of other tenants in the Building.

16. At no time shall Tenant permit Tenant's agents, employees, contractors or invitees to smoke in any Common Areas unless in a designated smoking area, or allow any smoke to emanate into the Common Areas or any other tenant's premises. The Building is currently designated as a non-smoking building.

17. Tenant shall observe Landlord's rules with respect to maintaining standard window coverings at all windows in the Premises so that the Building presents a uniform exterior appearance. Tenant shall ensure that to the extent reasonably practicable, window coverings are closed on all windows in the Premises while they are exposed to the direct rays of the sun.

PARKING RULES AND REGULATIONS

18. Parking areas shall be used only for parking by vehicles no longer than full size, passenger automobiles.

19. Tenant shall not permit or allow any vehicles that belong to or are controlled by Tenant or any Tenant Party to be loaded, unloaded or parked in areas other than those designated by Landlord for such activities.

20. Any parking stickers or identification devices issued shall be the property of Landlord and be returned to Landlord by the holder thereon upon termination of the holder's parking privileges. Tenant will pay such replacement charge as is reasonably established by Landlord for the loss of such devices.

21. Landlord reserves the right to refuse the sale of monthly identification devices to any person or entity that willfully refuses to comply with the applicable rules, regulations, laws and/or agreements.

22. Landlord reserves the right to relocate all or a part of parking spaces from floor to floor, within one floor, and/or to reasonably adjacent offsite locations and to reasonably allocate them between compact and standard size spaces, as long as the same complies with applicable Governmental Regulations.

23. Users of the parking areas will obey all posted signs and park only in the areas designated for vehicle parking.

24. Unless otherwise instructed, every person using the parking areas is required to park and lock his own vehicle. Landlord will not be responsible for any damage to vehicles, injury to persons or loss of property, all of which risks are assumed by the party using the parking areas.

25. Validation, if established, will be permissible only by such method or methods as Landlord and/or its operator may establish at rates generally applicable to visitor parking.

26. The maintenance, washing, waxing or cleaning of vehicles in the parking areas or other Common Areas is prohibited, except as approved by Landlord in its sole and absolute discretion.

27. Tenant shall be responsible for seeing that all Tenant Parties comply with the applicable parking rules, regulations, laws and agreements.

28. Such parking use as is herein provided is intended merely as a license only and no bailment is intended or shall be created hereby.

Landlord reserves the right to rescind any of these Rules and Regulations and to make future Rules and Regulations as, in its judgment, may from time to time be needed for safety, comfort, security, care and cleanliness of the Project. Tenant agrees to abide by all such Rules and Regulations hereinabove stated and any additional rules and regulations which are adopted. Landlord reserves the right to charge as Additional Rent to Tenant any extra costs incurred by Landlord as a result of Tenant's violation of these Rules and Regulations.

EXHIBIT C

COMMENCEMENT CERTIFICATE

THIS COMMENCEMENT CERTIFICATE is entered into and made as of the _____ day of _____, 20__, by and between ALTA SORRENTO OFFICE CENTER, LLC, a Delaware limited liability company, as landlord ("**Landlord**"), and 5BARZ INTERNATIONAL INC. a Nevada Corporation as tenant ("**Tenant**").

Landlord and Tenant have heretofore entered into that certain Lease Agreement (the "**Lease**") dated _____, 20__ with respect to certain premises ("**Premises**") commonly referred to as Suite 140 of the building having an address of 9444 Waples Street, San Diego, CA (the "**Building**"), which Building is located within a larger project known as Alta Sorrento (the "**Project**"). Landlord and Tenant hereby agree as follows:

1. All work in the Premises or elsewhere in the Project required to be constructed and finished by Landlord in accordance with the terms of the Lease have been satisfactorily completed by Landlord, except for items on the Punch List listed below and is accepted by Tenant as of _____, 20__.

2. The Premises under the Lease have been delivered to and accepted by Tenant as of the date set forth in Paragraph 1 above.

3. The Commencement Date of the Lease is hereby confirmed as _____, 20__. The Rent Commencement Date of the Lease is hereby confirmed as _____, 20__. The Expiration Date of the Lease is hereby confirmed as _____, 20__.

IN WITNESS WHEREOF, the parties hereto have caused this Commencement Certificate to be executed as of the date first above written.

Landlord: Tenant:

ALTA SORRENTO OFFICE CENTER, LLC,   5BARZ INTERNATIONAL INC.
a Delaware limited liability company   a Nevada Corporation

By: MIG Real Estate, LLC,
     a Delaware limited liability company   By: _____
     Its Manager   Name: _____
                                                 Title: _____
By: MIG Real Estate Services, LLC,
     a Delaware limited liability company
     Its Agent

     By: _____
     Name: _____
     Its: _____

Punch List Items

_____
_____
_____
_____
_____
_____
_____
_____
_____

EXHIBIT D

SERVICES

LANDLORD SERVICES.

Subject to Sections 5.1, 6 and 7 of the Lease, Landlord shall (subject to reimbursement as part of the Expenses) in a manner and to the extent reasonably deemed by Landlord to be standard for buildings of similar class, size, age and location, furnish the services provide the following services:

(A)   HVAC. Landlord shall furnish the Premises during the hours of 8:00 a.m. to 6 p.m., Monday through Friday, and 9:00 a.m. to 1:00 p.m. Saturday (in each case, generally recognized holidays excepted) ("**Building Business Hours**") with heating, ventilation and air conditioning required in Landlord's judgment for the use and occupation of the Premises for general office purposes during such Building Business Hours. After-hours HVAC usage shall be billed directly to Tenant as an Additional Rent at market rate, (which is currently at Fifty Dollars ($50.00) per hour and is subject to change).

(B)   Electricity. Landlord shall furnish the Premises with electric current as required for Building standard lighting and fractional horsepower office machines and for Tenant's electronic lab; provided it does not require excess power, however, that without Landlord's consent, Tenant shall not install, or permit the installation, in the Premises of any computers, word processors, electronic data processing equipment or other type of equipment or machines that will increase Tenant's use of electric current in excess of that which Landlord is obligated to provide hereunder (provided, however, that the foregoing shall not preclude the use of personal computers or similar office equipment). Tenant shall purchase all non-standard light bulbs, fluorescent tubes, ballasts, or starters used in the Premises from Landlord. Tenant covenants that at all times to use commercially reasonable efforts to cause its use of electric current to never exceed the capacity of the feeders, risers or electrical installations of the Building.

(C)   Water. Landlord shall furnish the Premises with water for standard office use. To the extent Tenant needs water for any other purpose and such purpose is approved by Landlord or to the extent Tenant otherwise requests water in excess of amounts standard for buildings of similar class, size, age and location to the Building and such request is approved by Landlord, Tenant shall pay, as Additional Rent, the cost for such water at rates fixed by Landlord. Tenant shall not permit or cause water to be wasted.

(D)   Janitorial. Landlord shall furnish the office spaces within the Premises (and not any lunch rooms, computer or data rooms, conference rooms or non-standard improvements) with interior janitorial service five (5) times per week (except holidays) at such times and on such days as reasonably determined Landlord, which janitorial service shall be limited to refuse removal, light vacuuming as needed, and dusting and general cleanup as needed. To the extent Tenant requests janitorial service for any of its lunch rooms, computer or data rooms, conference rooms or non-standard improvements and such service is approved by Landlord, Tenant shall pay, as Additional Rent, the cost for such service at rates fixed by Landlord.

(E)   Elevator. Landlord shall furnish passenger elevator service to Tenant in common with other tenants of the Building. Landlord may provide limited passenger service (such as by requiring an access key card) after business hours, during weekends and during holidays.

(F)   Parking. Tenant shall have the rights to parking to the extent set forth in Section 1.1(L) of the Lease. The use by Tenant and any Tenant Party of the parking areas shall be on the terms and conditions established by Landlord or the operator of the parking areas from time to time. Tenant shall not permit or allow any vehicles that belong to or are controlled by Tenant or any Tenant Party to be loaded, unloaded or parked in areas other than those designated for such activities by Landlord. If Tenant permits or allows any of the prohibited activities, then Landlord shall have the right, without notice, in addition to such other rights and remedies that it may have, to remove or tow away the vehicle involved and charge the cost to Tenant, which cost shall be immediately payable upon demand. Landlord may delegate its responsibilities hereunder to a parking operator, in which case such parking operator shall have all the rights of control attributed hereby to Landlord, and Tenant acknowledges that in such event, Landlord shall have no liability for claims arising through acts or omissions of such independent contractor. Use of the parking areas is at the sole risk of the users of such areas, and Landlord assumes no liability for personal injury, theft or property damage, or any other loss occurring during, as a result of, or in connection with such use. Landlord shall have no liability whatsoever to Tenant or any Tenant Party or any other person for any property damage to vehicles or their contents and/or personal injury that might occur as a result of or in connection with the parking of vehicles in or about the Project. Without limiting the provisions of Section 13 of the Lease, Tenant shall indemnify, defend (with counsel reasonably acceptable to Landlord) and hold Landlord harmless from and against any and all Claims that arise out of the use of the parking areas by Tenant and any Tenant Party.

SPECIAL SERVICES.

If Landlord provides water, electricity, trash removal, cleaning and/or other services or utilities to Tenant (including, without limitation, any additional heating, ventilation and air conditioning, water, cleaning or o'



services) beyond such standard services listed above, or at times other than during Building Business Hours, Tenant shall pay Landlord's reasonable charge for such special services and utilities as Additional Rent. Without limiting the foregoing, if Tenant shall require heating, ventilation or air conditioning in excess of that which Landlord shall be required to provide hereunder, Landlord may provide such additional heating, ventilation or air conditioning at such rates and upon such additional conditions (and upon reasonable notice) as shall be determined by Landlord from time to time. Additionally, Landlord shall have the right, at Tenant's sole cost and expense, to install separate metering for electricity, water, gas or other utilities to the Premises or to separately charge Tenant for any quantity of such utilities consumed by Tenant beyond the amounts customarily consumed by office tenants in the Project as reasonably determined by Landlord. Landlord may also charge Tenant for costs of sanitary sewer or trash removal occasioned by Tenant's excessive consumption of such services. All such charges shall be reasonably determined by Landlord and promptly paid by Tenant to Landlord as Additional Rent.

DIRECT SERVICES.

Tenant shall arrange for telephone and internet service, and other utilities (except for provided above) in the Premises directly with the service provider selected by Landlord to provide such services to the Project. Tenant shall pay directly to such provider, as and when due, all of the costs related to such installation and service. Tenant's use of any such services in the Premises shall not exceed that which Landlord deems to be standard for the Building or the Project.

EXHIBIT E

CONSTRUCTION EXHIBIT

LANDLORD'S WORK.

Landlord shall, at its sole cost and expense, perform the work shown and described on the plans attached hereto as Schedule 1, in each case using Building-standard materials and colors and all in accordance with Building-standard methods (collectively, "**Landlord's Work**"). To the extent not specified herein or in Schedule 1 attached hereto, the locations, type and specifications of any item or installation described therein as Landlord's Work shall be in the good faith discretion of Landlord after consultation with Tenant. Where two or more types of materials or structures are available (including, without limitation, new or used materials), the option will be at the good faith discretion of Landlord after consultation with Tenant. Tenant shall reasonably cooperate with Landlord in the performance of Landlord's Work, and shall use its best efforts to promptly respond to Landlord's questions and inquiries. As used herein, a "**Tenant Delay**" means any delay in the substantial completion of Landlord's Work that is attributed to Tenant or any Tenant Party (including, without limitation, Tenant's failure to timely respond to Landlord's questions and inquiries within three (3) business days). Tenant shall pay reasonable costs and expenses incurred by Landlord due to any Tenant Delay. Any work in addition to the items specifically set forth as Landlord's Work shall be provided by Tenant, at its sole cost and expense, and shall be subject to Section 3.2, 3.3, 3.4 and 3.5 of the Lease.]

Should any items of Landlord's Work require Landlord's attention, Tenant shall notify Landlord in writing of same within thirty (30) days after the Commencement Date; thereafter, same shall be maintained in accordance with Section 5 of the Lease.

SCHEDULE 1



Construct lab with anti-static flooring and large window
Relocate door on Lunch Room
Use full height QuietRock soundproofing for gym demising wall
Construct 2 additional private offices
LUNCH ROOM
STRETCH/LIFT
BIKE
ELIPTICAL
ELIPTICAL
TREADMLL
TREADMLL
RECEPTION
OFFICE
OFFICE
CONFERENCE
OFFICE

EXHIBIT F

EXTENSION OPTION

Landlord hereby grants to Tenant one (1) option to extend the Lease Term ("**Extension Option**") on the same terms, conditions and provisions as contained in the Lease, except as otherwise provided herein, for a period of three (3) years ("**Option Term**"). Except as provided in this Exhibit F, Tenant shall have no other rights to extend the Lease Term. The Extension Option shall be exercised, if at all, by irrevocable and unconditional written notice to Landlord on a date that is between nine (9) and twelve (12) months prior to the date of expiration of the then Lease Term, time being of the essence. If Tenant fails to give such irrevocable and unconditional written notice of its exercise of the Extension Option during such three (3) month period, the Extension Option shall thereupon expire of its own terms and without any further action by Landlord or Tenant.

The monthly installment of Base Rent to be paid during the Option Term shall be the "Fair Market Rent" (as defined below).

As used herein, the term "**Fair Market Rent**" for the Premises shall mean the total rent (taking into account known or, if not known, market-consistent additional rent obligations, and considering any "base year" or "expense stop" applicable thereto, and adjusting the base rent component of such rent to reflect the net value after accounting for whether or not utility expenses are paid by the comparison tenant consistent with Tenant's utility payment obligations), including all escalations, at which tenants as of the commencement of the applicable Option Term are entering into "true leases" (specifically excluding financing, sublease and non-encumbered leases) for premises comparable in size, floor location and quality of improvements to the Premises for a comparable term, and located in office buildings that are comparable to the Building in terms of age, quality of construction, level of services and amenities, size and appearance, and located in the same submarket area, giving appropriate consideration to the annual rental rates per rentable square foot, the standard of measurement by which the rentable square footage is measured, the ratio of rentable square feet to usable square feet, and accounting for the value of any tenant incentives and concessions provided to the comparison tenant (versus those provided to Tenant); if any, including, but not limited to: (a) rental abatement concessions or build-out periods granted to such tenant; (b) tenant improvements or construction allowances, taking into account the value of the existing improvements in the Premises, such value to be based upon the age, quality and layout of the improvements and the extent to which the same could be utilized by general office users as contrasted with Tenant; and (c) other monetary concessions being granted such tenant in connection with such comparable space; provided, however, that in calculating the Fair Market Rent, no consideration shall be given to the fact that Landlord is or is not required to pay a real estate brokerage commission in connection with Tenant's exercise of its right to extend the Lease Term, or the fact that landlords are or are not paying real estate brokerage commissions in connection with such comparable space.

On or before five (5) business days after the Tenant provides Landlord notice of Tenant's exercise of the Extension Option, Landlord and Tenant shall commence negotiations to agree upon the Fair Market Rent applicable thereto. If Landlord and Tenant are unable to reach agreement on Fair Market Rent within ten (10) business days after the date negotiations commence, then Fair Market Rent shall be determined as follows:

(i) If Landlord and Tenant are unable to agree on Fair Market Rent within said ten (10) business day period, then within five (5) business days thereafter, Landlord and Tenant shall each simultaneously submit to the other in a sealed envelope its good faith estimate (the "**Estimates**") of the Fair Market Rent (which may or may not be consistent with previous negotiations). If the higher of such Estimates is not more than one hundred five percent (105%) of the lower of such Estimates, then the Fair Market Rent shall be the average of the two Estimates.

(ii) If the matter is not resolved by the exchange of Estimates as provided in subsection (i) above, then either Landlord or Tenant may, by written notice to the other on or before five (5) business days after the exchange, require that the disagreement be resolved by arbitration. Within seven (7) days after such notice, the parties shall select as an arbitrator a mutually acceptable MAI appraiser with experience in real estate activities, including at least ten (10) years experience in appraising commercial office space in the city and state in which the Project is located. If the parties cannot agree on an appraiser, then, within a second period of seven (7) days, each party shall select an independent MAI appraiser meeting the aforementioned criteria, and, within a third period of seven (7) days, the two appointed appraisers shall select a third appraiser meeting the aforementioned criteria and the third appraiser shall determine the Fair Market Rent pursuant to subsection (iii) below. If one party shall fail to make such appointment within said second seven (7) day period, then the appraiser chosen by the other party shall be the sole arbitrator.

(iii) Once the arbitrator (the "**Determining Appraiser**") has been selected as provided for in subsection (ii) above, then Determining Appraiser shall make an independent determination of the Fair Market Rent as of the commencement date of the applicable Option Term (including, without limitation, any market escalations). The Determining Appraiser will be instructed that it must choose either the Landlord's Estimate or the Tenant's Estimate and is not permitted to select any other rate. Such determination of the Fair Market Rent shall be made in writing within ten (10) business days of selection of the Determining Appraiser. Each party shall be bound by this determination. All appraisal costs will be paid by the party whose suggested rate was not selected as the Fair Market Rent by the Determining Appraiser. The Fair Market Rent determination established pursuant to this subsection (iii) will be binding on the parties and the Lease shall be extended for the applicable Option Term unless the parties mutually agree to nullify the Extension Option and allow the Term to terminate on its scheduled termination date.

Notwithstanding anything to the contrary in this Exhibit F, Tenant may only exercise the Extension Option, and an exercise thereof shall only be effective, if at the time of Tenant's exercise of the Extension Option and on the commencement of the Option Term (i) the Lease is in full force and effect, and (ii) a default is not continuing. Additionally, the Extension Option is personal to the initial Tenant named herein and may not be exercised or assigned, voluntarily or involuntarily, by or to, any person or entity other than such initial Tenant named herein.]